Management’s Discussion and Analysis of Financial Results

INTRODUCTION
This management’s discussion and analysis (“MD&A”) of Brookfield Property Partners L.P. (“BPY”, the “partnership”, or “we”) covers the financial position as of June 30, 2019 and December 31, 2018 and results of operations for the three and six months ended June 30, 2019 and 2018. This MD&A should be read in conjunction with the unaudited condensed consolidated financial statements (the “Financial Statements”) and related notes as of June 30, 2019, included elsewhere in this report, and our annual report for the year ended December 31, 2018 on Form 20-F.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND USE OF NON-IFRS MEASURES
This MD&A, particularly “Objectives and Financial Highlights – Overview of the Business” and “Additional Information – Trend Information”, contains “forward-looking information” within the meaning of applicable securities laws and regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States, as applicable.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

We disclose a number of financial measures in this MD&A that are calculated and presented using methodologies other than in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). We utilize these measures in managing our business, including performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing our overall performance. These financial measures should not be considered as a substitute for similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures may differ from the calculations disclosed by other businesses, and as a result, may not be comparable to similar measures presented by others. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this MD&A.

OBJECTIVES AND FINANCIAL HIGHLIGHTS
BASIS OF PRESENTATION
Our sole direct investments are a 50% managing general partnership unit interest in Brookfield Property L.P. (the “Operating Partnership”) and an interest in BP US REIT LLC. As we have the ability to direct its activities pursuant to our rights as owners of the general partner units, we consolidate the Operating Partnership. Accordingly, our Financial Statements reflect 100% of its assets, liabilities, revenues, expenses and cash flows, including non-controlling interests therein, which capture the ownership interests of other third parties.

We also discuss the results of operations on a segment basis, consistent with how we manage our business. On July 1, 2018, the partnership realigned its LP Investments segment (formerly referred to as Opportunistic) to include the corporate function of the Brookfield-sponsored real estate opportunity funds, previously included in the Corporate segment, to more closely align with the how the partnership now presents financial information to the chief operating decision maker (“CODM”) and investors. The partnership is organized into four reportable segments: i) Core Office, ii) Core Retail, iii) LP Investments and iv) Corporate. These segments are independently and regularly reviewed and managed by the Chief Executive Officer, who is considered the CODM.

Our partnership’s equity interests include general partnership units (“GP Units”), publicly traded limited partnership units (“LP Units”), redeemable/exchangeable partnership units of the Operating Partnership (“Redeemable/Exchangeable Partnership Units”), special limited partnership units of the Operating Partnership (“Special LP Units”), BPY AO LTIP Units of the Operating Partnership (“AO LTIP Units”), FV LTIP Units of the Operating Partnership (“FV LTIP Units”), limited partnership units of Brookfield Office Properties Exchange LP (“Exchange LP Units”), Class A stock, par value $0.01 per share, (“BPR Units”) of Brookfield Property REIT Inc. (“BPR”) and Class A Cumulative Redeemable Perpetual Preferred Units, Series 1 (“Preferred Equity Units”). Holders of the GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, AO LTIP Units, FV LTIP Units, Exchange LP Units and BPR Units will be collectively referred to throughout this MD&A as “Unitholders”. The LP Units, Redeemable/Exchangeable Partnership Units, Exchange LP Units and BPR Units have the same economic attributes in all respects, except that the holders of Redeemable/Exchangeable Partnership Units and BPR Units have the right to request that their units be redeemed for cash consideration. In the event that Brookfield Asset Management Inc. (“Brookfield Asset Management”), as the holders of the Redeemable/Exchangeable Partnership Units exercises this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, Brookfield Asset Management, as holder of Redeemable/Exchangeable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of our partnership. However, given the redemption feature referenced above and the fact that they were issued by our subsidiary, we present the Redeemable/Exchangeable Partnership Units as a component of non-controlling interests. The Exchange LP Units are exchangeable at any time on a one-for-one basis, at the option of the holder, for LP Units.We present the Exchange LP Units as a component of non-controlling interests. BPR Units provide their holders with the right to request that their units be redeemed for cash consideration. In the event the holders of BPR Units exercise this right, our partnership has the right at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, BPR Units participates in earnings and distributions on a per unit basis equivalent to the per unit participation of LP Units of our partnership. We present BPR Units as a component of non-controlling interest.

This MD&A includes financial data for the three and six months ended June 30, 2019 and includes material information up to August 9, 2019. Financial data has been prepared using accounting policies in accordance with IFRS as issued by the IASB. Non-IFRS measures used in this MD&A are reconciled to or calculated from such financial information. Unless otherwise specified, all operating and other statistical information is presented as if we own 100% of each property in our portfolio, regardless of whether we own all of the interests in each property. We believe this is the most appropriate basis on which to evaluate the performance of properties in the portfolio relative to each other and others in the market. All dollar references, unless otherwise stated, are in millions of U.S. Dollars. Canadian Dollars (“C$”), Australian Dollars (“A$”), British Pounds (“£”), Euros (“€”), Brazilian Reais (“R$”), Indian Rupees (“₨”), Chinese Yuan (“C¥”), South Korean Won (“₩”) and United Arab Emirates Dirham (“AED”) are identified where applicable.

Additional information is available on our website at bpy.brookfield.com, or on www.sedar.com or www.sec.gov.

OVERVIEW OF THE BUSINESS
We are Brookfield Asset Management’s primary vehicle to make investments across all strategies in real estate. Our goal is to be a leading global owner and operator of high-quality real estate, that generates sustainable and growing distributions to our unitholders and capital appreciation of our asset base over the long term. With approximately 19,000 employees involved in Brookfield Asset Management’s real estate businesses around the globe, we have built operating platforms in various real estate sectors, including in our:

CORE OFFICE PORTFOLIO		CORE RETAIL PORTFOLIO
Class A office assets in gateway markets around the globe		100 of the top 500 malls in the United States
●	143 premier properties	●	123 best-in-class retail properties
●	96 million square feet	●	121 million square feet
●	92% occupancy	●	95% occupancy
●	8.2 year average lease term

LP INVESTMENTS PORTFOLIO
Invested in mispriced portfolios and / or properties with significant value-add

INVESTMENT STRATEGY
    Our diversified Core portfolios consist of high-quality office and retail assets in some of the world’s most dynamic markets which have stable cash flow as a result of their long-term leases. We target between a 10% and 12% total return on our Core portfolios. The drivers of these targets include the mark-to-market of rents upon lease expiry, escalation provisions in leases and projected increases in occupancy, that should generate strong same-property net operating income (“NOI”) growth without significant capital investment. Furthermore, we target earning between 6% and 11% unlevered, pre-tax returns on construction costs for our development and redevelopment projects. We currently have approximately 11 million square feet of active development projects underway with another 9 million square feet in planning stages. Our development track record reflects successful completions on time and on budget. We expect that this portion of our balance sheet will be meaningful to earnings growth in our Core businesses throughout the next five to ten years as projects reach completion and begin to contribute rental revenue to our earnings.

Our LP Investments portfolio includes our equity invested in Brookfield-sponsored real estate opportunity funds, which target high-quality assets with operational upside across various real estate sectors, including office, retail, multifamily, logistics, hospitality, triple net lease, self-storage, student housing and manufactured housing. We target an average gross 20% total return on our LP Investments portfolio and a 2.0x multiple of capital on the equity we invest into these vehicles. These investments, unlike our Core portfolios, have a defined hold period and typically generate the majority of profits from a gain recognized from realization events including the sale of an asset or portfolio of assets, or exit of the entire investment. The combination of these gains and FFO earned represent our earnings on capital invested in these funds and provide liquidity to support our target distributions.

Overall, we seek to earn leveraged after-tax total returns of 12% to 15% on our invested capital. These returns will be comprised of current cash flow, distribution growth and capital appreciation. With our diversified cash flow profile from our Core Office, Core Retail, and LP Investments portfolios, our goal is to pay an attractive annual distribution to our unitholders and to grow our distribution by 5% to 8% per annum. Capital appreciation will be reflected in the fair value gains that flow through our income statement as a result of our revaluation of investment properties in accordance with IFRS to reflect initiatives that increase property level cash flows, change the risk profile of the asset, reflect changes in market conditions, or portfolio premiums realized upon sale of these assets. From time to time, we will convert some or all of these unrealized gains to cash through asset sales, joint ventures or refinancings.

We believe our global scale and best-in-class operating platforms provide us with a unique competitive advantage as we are able to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest returns. We actively recycle assets on our balance sheet as they mature and reinvest the proceeds into higher yielding investment strategies, further enhancing returns. In addition, due to the scale of our stabilized portfolio and flexibility of our balance sheet, our business model is self-funding and does not require us to access capital markets to fund our continued growth.

PERFORMANCE MEASURES
We expect to generate returns to unitholders from a combination of healthy distributions and capital appreciation. Furthermore, if we are successful in increasing cash flow earned from our operations and distributions from return of capital and realization events from our LP Investments portfolio, we expect to be able to increase distributions at the targeted rate of 5% to 8% per annum to unitholders to provide them with an attractive total return on their investment.

We consider the following items to be important drivers of our current and anticipated financial performance:

•	increases in occupancies by leasing vacant space and pre-leasing active developments;

•	increases in rental rates through maintaining or enhancing the quality of our assets and as market conditions permit; and

•	reductions in operating costs through achieving economies of scale and diligently managing contracts.

We also believe that key external performance drivers include the availability of the following:

•	debt capital at a cost and on terms conducive to our goals;

•	equity capital at a reasonable cost;

•	new property acquisitions and other investments that fit into our strategic plan; and

•	opportunities to dispose of peak value or non-core assets.

In addition to monitoring, analyzing and reviewing earnings performance, we also review initiatives and market conditions that contribute to changes in the fair value of our investment properties. These value changes, combined with earnings, represent a total return on the equity attributable to Unitholders and form an important component in measuring how we have performed relative to our targets.

To measure our performance against these targets, as described above, and measure our operating performance, we focus on NOI, same-property NOI, funds from operations (“FFO”), Company FFO, net income attributable to Unitholders and equity attributable to Unitholders. Some of these performance metrics do not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies.

•
NOI: revenues from our commercial properties operations less direct commercial property expenses (“Commercial property NOI”) and revenues from our hospitality operations less direct hospitality expenses (“Hospitality NOI”).

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Same-property NOI: a subset of NOI, which excludes NOI that is earned from assets acquired, disposed of or developed during the periods presented, not of a recurring nature, or from LP Investments assets.

•
FFO: net income, prior to fair value gains, net, depreciation and amortization of real estate assets, and income taxes less non-controlling interests of others in operating subsidiaries and properties therein. When determining FFO, we include our proportionate share of the FFO of unconsolidated partnerships and joint ventures and associates, as well as gains (or losses) related to properties developed for sale.

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Company FFO: FFO before the impact of depreciation and amortization of non-real estate assets, transaction costs, gains (losses) associated with non-investment properties, imputed interest on equity accounted investments and the partnership’s share of Brookfield Strategic Real Estate Partners III (“BSREP III”) FFO. The partnership accounts for its investment in BSREP III as a financial asset and the income (loss) of the fund is not presented in the partnership’s results. Distributions from BSREP III, recorded as dividend income under IFRS, are removed from investment and other income for Company FFO presentation.

•	Net income attributable to Unitholders: net income attributable to holders of GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units and BPR Units.

•	Equity attributable to Unitholders: equity attributable to holders of GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units and BPR Units.

NOI is a key indicator of our ability to impact the operating performance of our properties. We seek to grow NOI through pro-active management and leasing of our properties. Same-property NOI in our Core Office and Core Retail segments allows us to segregate the impact of leasing and operating initiatives on the portfolio from the impact of investing activities and “one-time items”, which for the historical periods presented consist primarily of lease termination income. We reconcile NOI to net income on page 13.

We also consider FFO an important measure of our operating performance. FFO is a widely recognized measure that is frequently used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income producing properties. Our definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO, including the exclusion of gains (or losses) from the sale of investment properties, the add back of any depreciation and amortization related to real estate assets and the adjustment for unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as certain of our subsidiaries are structured as corporations as opposed to real estate investment trusts (“REITs”). These additional adjustments result in an FFO measure that is similar to that which would result if our partnership was organized as a REIT that determined net income in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which is the type of organization on which the NAREIT definition is premised. Our FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the timing of revenue recognition from lease terminations and sale of properties. Because FFO excludes fair value gains (losses), including equity accounted fair value gains (losses), realized gains (losses) on the sale of investment properties, depreciation and amortization of real estate assets and income taxes, it provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and interest costs, providing perspective not immediately apparent from net income. We reconcile FFO to net income on page 13 as we believe net income is the most comparable measure. We do not use FFO as a measure of cash flow generated from operating activities.

In addition, we consider Company FFO a useful measure for securities analysts, investors and other interested parties in the evaluation of our partnership’s performance. Company FFO, similar to FFO discussed above, provides a performance measure that reflects the impact on operations of trends in occupancy rates, rental rates, operating costs and interest costs. In addition, the adjustments to Company FFO relative to FFO allow the partnership insight into these trends for the real estate operations, by adjusting for non-real estate components. We reconcile net income to Company FFO on page 13.

Net income attributable to Unitholders and Equity attributable to Unitholders are used by the partnership to evaluate the performance of the partnership as a whole as each of the Unitholders participates in the economics of the partnership equally. We reconcile Net income attributable to Unitholders to net income on page 13 and Equity attributable to Unitholders to total equity on page 16.

FAIR VALUE OF INVESTMENT AND HOSPITALITY PROPERTIES

Investment properties
We measure all investment properties at fair value, including those held within equity accounted investments. Valuations are prepared at a balance sheet date with changes to those values recognized as gains or losses in the statement of income. Our valuations are generally prepared at the individual property level by internal investment professionals with the appropriate expertise in the respective industry, geography and asset type. We leverage their extensive expertise and experience in the valuation of properties accumulated through involvement in acquisitions and dispositions, negotiations with lenders and interactions with institutional private fund investors. Additionally, a number of properties are externally appraised each year and the results of those appraisals are compared to the partnership’s internally prepared values.

Substantially all of our investment properties are valued using one of two accepted income approaches, the discounted cash flow approach or the direct capitalization approach. The valuation methodology utilized is generally determined by asset class. Our office and retail assets are typically valued using a discounted cash flow methodology while our multifamily, triple net lease, self-storage, student housing, logistics and manufactured housing assets are typically valued using a direct capitalization methodology.

Under the discounted cash flow approach, cash flows for each property are forecast for an assumed holding period, generally, ten-years. A capitalization rate is applied to the terminal year net operating income and an appropriate discount rate is applied to those cash flows to determine a value at the reporting date. The forecast cash flows include assumptions prepared at the property level for lease renewal probabilities, downtime, capital expenditures, future leasing rates and associated leasing costs. The majority of property cash flows consist of contracted leases as a result of our core real estate portfolio having a combined 94% occupancy level and an average eight year lease life. Valuation assumptions, such as discount rates and terminal value multiples, are determined by the relevant investment professionals and applied to the cash flows to determine the values.

Under the direct capitalization method, a capitalization rate is applied to estimated stabilized annual net operating income to determine value. Capitalization rates are determined by our investment professionals based on market data from comparable transactions and third-party reports.

Hospitality properties
Hospitality properties are valued annually, at December 31, with increases in fair value generally recognized as revaluation surplus in the statement of comprehensive income, unless the increase reverses a previously recognized revaluation loss recorded through prior period net income. Our hospitality properties are valued on an individual location basis using a depreciated replacement cost approach. These valuations are generally prepared by external valuation professionals using information provided by management of the operating business. The fair value estimates for hospitality properties represent the estimated fair value of the property, plant and equipment of the hospitality business only and do not include any associated intangible assets.

Valuation methodology
All of our valuations are subject to various layers of review and controls as part of our financial reporting processes. These controls are part of our system of internal control over financial reporting that is assessed by management on an annual basis. Under the discounted cash flow model, the base cash flows are determined as part of our annual business planning process, prepared within each operating business and reviewed by the senior management teams responsible for each segment, along with senior investment professionals responsible for the relevant asset classes. Valuation assumptions such as discount rates and terminal capitalization rates are compared to market data, third party reports, research material and broker opinions as part of the review process.

External valuations
We have a number of properties externally appraised each year to support our valuation process and for other business purposes. We compare the results of those external appraisals to our internally prepared values and reconcile significant differences when they arise. During the three months ended June 30, 2019, we obtained external appraisals of 20 of our properties representing a gross property value of $7 billion (or 4% of the portfolio). These external appraisals were within 1% of management’s valuations. Also, each year we sell a number of assets, which provides support for our valuations, as we typically contract at prices comparable to IFRS values.

FINANCIAL STATEMENTS ANALYSIS
REVIEW OF CONSOLIDATED FINANCIAL RESULTS
In this section, we review our financial position and consolidated performance as of June 30, 2019 and December 31, 2018 and for the three and six months ended June 30, 2019 and 2018. Further details on our results from operations and our financial positions are contained within the “Segment Performance” section beginning on page 16.

The following acquisitions and dispositions affected our consolidated results for the three and six months ended June 30, 2019 and 2018:

In our Core Office segment:

•	In the second quarter of 2019, we sold our interest in 2001 M Street in Washington, D.C. for approximately $121 million and realized a gain of approximately $32 million.

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In the fourth quarter of 2018, we sold 10 Shelley Street in Sydney for A$533 million ($379 million) and realized a gain of A$149 million ($104 million). We sold 12 Shelley Street in Sydney for A$270 million ($192 million) and realized a gain of A$111 million ($78 million). We sold Queen’s Quay Terminal in Toronto for C$261 million ($191 million) and realized a gain of C$173 million ($127 million). We sold our 25% interest in Jean Edmonds Tower in Ottawa for C$47 million ($34 million) and realized a gain of C$5 million ($4 million).

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In the fourth quarter of 2018, we launched Brookfield Premier Real Estate Partners Pooling LLC Australia (“BPREP Australia”), an open-ended fund. We contributed interests in Jessie Street, 52 Goulburn Street and 680 George Street in Sydney and 235 St Georges Terrace in Perth to BPREP Australia. Our interest in BPREP Australia is 48%, with the remaining interests of 12% and 40% held by Brookfield Asset Management and external investors, respectively. We will continue to consolidate the properties contributed to BPREP Australia, except for 680 George Street, which we will continue to account for under the equity method.

•	In the third quarter of 2018, we acquired a development in the South Bronx, New York for consideration of $166 million.

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In the third quarter of 2018, the partnership sold 27.5% of our interest in a portfolio of operating and development assets in New York. We retain control over and will continue to consolidate these assets. The interest was sold to our parent, which is currently in the process of syndicating its entire 27.5% equity interest to third-party investors.

In our Core Retail segment:

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In the fourth quarter of 2018, we sold a 49% interest in Fashion Place in Utah for approximately $594 million. We retained joint control of the resulting joint venture and account for our remaining interest as an equity accounted investment.

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On August 28, 2018, we acquired all of the outstanding shares of common stock of GGP Inc. (“GGP”) (“GGP acquisition”) other than those shares previously held by the partnership and our affiliates, which represented a 34% interest in GGP prior to the acquisition. In the transaction, former GGP shareholders elected to receive, for each GGP common share, subject to proration, either $23.50 in cash or either one LP Unit or one BPR Unit. As a result of the GGP acquisition, 161 million BPR Units and 88 million LP Units were issued to former GGP shareholders. BPR Units represent a publicly traded U.S. REIT security structured to provide an economic return identical to LP Units. BPR Units provide their holders with the right to request that their units be redeemable for cash consideration. In the event BPR Unitholders exercise this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, BPR Units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of LP Units of our partnership. We present BPR Units as a component of non-controlling interest. We consolidated the results from BPR beginning August 28, 2018. The previous investment, which was reflected as an equity accounted investment, was derecognized at the time of acquisition.

In our LP Investments segment:

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In the second quarter of 2019, we sold a portfolio of office assets in California in the Brookfield Strategic Real Estate Partners I (“BSREP I”) fund, for approximately $270 million and a realized gain of approximately $114 million.

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In the first quarter of 2019, BSREP III held its final close with total equity commitments of $15 billion. Prior to final close, we had committed to 25%, or a controlling interest in the fund and as a result, had previously consolidated the investments made to date. Upon final close, on January 31, 2019, we reduced our commitment to $1.0 billion, representing a 7% non-voting position. As a result, we lost control and deconsolidated our investment in the fund.

•	In the fourth quarter of 2018, we sold a logistics portfolio in the U.S. in the BSREP I fund, for approximately $3.4 billion and a realized gain of approximately $1.1 billion.

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In the fourth quarter of 2018, we acquired a portfolio of mixed-use asset across the U.S. (“Forest City acquisition”) for consideration of $6,948 million, a student housing portfolio in France for consideration of €279 million ($318 million) and a hotel in Florida for consideration of $222 million. These are BSREP III investments and we have since deconsolidated them in the first quarter of 2019 as mentioned above.

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In the third quarter of 2018, we acquired a 100% leasehold interest in 666 Fifth Avenue, a commercial office asset in New York, for consideration of $1,299 million, and two community malls in Shanghai for consideration of C¥728 million ($110 million). These are BSREP III investments and we have since deconsolidated them in the first quarter of 2019 as mentioned above.

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In the third quarter of 2018, we sold a portfolio of 112 self-storage properties in the Brookfield Strategic Real Estate Partners II (“BSREP II”) fund, for approximately $1.3 billion, and realized a gain of approximately $292 million.

•	In the first quarter of 2018, we sold the Hard Rock Hotel and Casino in Las Vegas for $510 million.

For the purposes of the following comparison between the three and six months ended June 30, 2019 and 2018, the above transactions are referred to as the investment activities. In addition to the investment activities, we will use same-property NOI from our Core Office and Core Retail segments to evaluate our operating results.

Summary Operating Results

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2019	2018	2019	2018
Net income	$23	$1,051	$736	$2,074
Net income attributable to Unitholders(1)	127	534	460	1,064
NOI(1)	1,104	890	2,227	1,728
FFO(1)	291	210	549	438
Company FFO(1)	335	246	642	514

(1)
This is a non-IFRS measure our partnership uses to assess the performance of its operations as described in the “Performance Measures” section on page 3. An analysis of the measures and reconciliation to IFRS measures is included in the “Reconciliation of Non-IFRS measures” section on page 13.

Net income for the three months ended June 30, 2019 decreased to $23 million from $1,051 million for the same period in the prior year. Net income per unit attributable to Unitholders for the three months ended June 30, 2019 was $0.12 compared with $0.69 in the prior year. The decrease is primarily attributable to fair value losses recognized on our Core Retail portfolio, reflecting updated cashflow assumptions and valuation metrics, as well as fair value losses on our LP Investments retail portfolio. The prior year includes fair value gains associated with our since-sold logistics portfolio in the U.S and our office portfolio in India as well as a gain on extinguishment of debt associated with the sale a hospitality asset. These decreases were offset by fair value gains in the current period in our Core Office portfolio in London and Sydney, incremental NOI from an increased ownership in GGP post-acquisition and other investment activity since prior year. Also contributing to higher NOI is same-property growth in Core Office driven by leasing activity, particularly in Downtown New York, Midtown New York, Los Angeles and Toronto at average rents higher than expiring rents.

Net income for the six months ended June 30, 2019 decreased to $736 million from $2,074 million for the same period in prior year. Net income per unit attributable to Unitholders for the six months ended June 30, 2019 was $0.44 compared with $1.38 in the prior year. The decrease is primarily attributable to the reasons mentioned above as well fair value gains recognized in the prior year primarily relating to obtaining control over Brookfield Global Real Estate Special Opportunities Inc. (“BGRESOI”) after converting our loan interest in the entity into a 100% common equity interest.

FFO increased to $291 million during the three months ended June 30, 2019 compared with $210 million during the same period in the prior year. The increase was driven by incremental FFO from the GGP acquisition, investment activity since prior year and leasing activity as mentioned above. Also contributing to the increase was investment and other revenue recorded on an incentive fee earned on a development with a joint venture partner. These increases were partially offset by higher interest and general and administrative expenses due to the GGP acquisition and other investments and the negative impact of foreign currency translation.

FFO increased to $549 million during the six months ended June 30, 2019 compared with $438 million during the same period in the prior year. The increase was primarily driven by the reasons mentioned above, as well as one month of FFO from the BSREP III investments prior to deconsolidation.

Operating Results

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2019	2018	2019	2018
Commercial property revenue	$1,386	$1,130	$2,860	$2,227
Hospitality revenue	503	476	994	958
Investment and other revenue	137	45	245	86
Total revenue	2,026	1,651	4,099	3,271
Direct commercial property expense	479	421	1,001	830
Direct hospitality expense	306	295	626	627
Investment and other expense	—	—	10	—
Interest expense	710	537	1,456	1,057
Depreciation and amortization	85	76	170	148
General and administrative expense	219	183	442	352
Total expenses	1,799	1,512	3,705	3,014
Fair value gains, net	(1,092)	770	(722)	1,387
Share of earnings from equity accounted investments	826	288	1,090	516
Income before taxes	(39)	1,197	762	2,160
Income tax expense (benefit)	(62)	146	26	86
Net income	$23	$1,051	$736	$2,074
Net income attributable to non-controlling interests of others in operating subsidiaries and properties	(104)	517	276	1,010
Net income attributable to Unitholders(1)	$127	$534	$460	$1,064

(1)
This is a non-IFRS measure our partnership uses to assess the performance of its operations as described in the “Performance Measures” section on page 3. An analysis of the measures and reconciliation to IFRS measures is included in the “Reconciliation of Non-IFRS measures” section on page 13.

Our basic and diluted net income attributable to Unitholders per unit and weighted average units outstanding are calculated as follows:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions, except per share information)	2019	2018	2019	2018
Net income	$23	$1,051	$736	$2,074
Less: Non-controlling interests	(104)	517	276	1,010
Less: Preferred shared dividends	3	—	3	—
Net income attributable to Unitholders - basic(1)	$124	$534	$457	$1,064
Dilutive effect of conversion of capital securities - corporate and options(2)	—	5	—	11
Net income attributable to Unitholders - diluted	$124	$539	$457	$1,075

Weighted average number of units outstanding - basic(1)	1,022.2	773.1	1,031.4	773.4
Conversion of capital securities - corporate and options(2)	0.1	19.6	0.1	18.4
Weighted average number of units outstanding - diluted	1,022.3	792.7	1,031.5	791.8
Net income per unit attributable to Unitholders - basic(1)(3)	$0.12	$0.69	$0.44	$1.38
Net income per unit attributable to Unitholders - diluted(2)(3)	$0.12	$0.68	$0.44	$1.36

(1)
Basic net income attributable to Unitholders per unit requires the inclusion of preferred shares of the Operating Partnership that are mandatorily convertible into LP Units without an add back to earnings of the associated carry on the preferred shares.

(2)	The effect of the conversion of capital securities is anti-dilutive for the three and six months ended June 30, 2019.

(3)	Net income attributable to Unitholders is a non-IFRS measure as described in the “Performance Measures” section on page 3.

Commercial property revenue and direct commercial property expense

For the three months ended June 30, 2019, commercial property revenue increased by $256 million compared to the same period in the prior year due to the GGP acquisition, property acquisitions in our LP Investments segment and same-property growth in our Core Office segment, offset by property dispositions in our Core Office segment and the negative impact of foreign currency translation. The GGP acquisition resulted in consolidation of the investment which is contributing $324 million to commercial property revenue as compared to nil in the prior periods as the investment was previously accounted for under the equity method. Our Core Office portfolio generated 10.3% same-property growth, largely driven by leasing activity in Downtown New York, Midtown New York, Los Angeles and Toronto.

Direct commercial property expense increased by $58 million largely due to the acquisition of GGP and additional expenses relating to the property transactions offset by Core Office property dispositions and the negative impact of foreign currency translation. The GGP acquisition resulted in consolidation of the investment which is contributing $93 million to commercial property expense as compared to nil in the prior periods as the investment was previously accounted for under the equity method. Margins in 2019 were 65.4%, an increase of 3% over 2018.

For the six months ended June 30, 2019, commercial property revenue increased by $633 million compared to the same period in the prior year due to the GGP acquisition, property transactions, and same-property growth in our Core Office segment. The GGP acquisition resulted in consolidation of the investment which is contributing $664 million to commercial property revenue as compared to nil in the prior periods as the investment was previously accounted for under the equity method. Property transactions contributed to a $105 million increase in revenue. Our Core Office portfolio generated 7.4% same-property growth, largely driven by leasing activity in Downtown New York, Midtown New York, Los Angeles, Toronto and London. These increases were partially offset by the negative impact of foreign currency translation.

Direct commercial property expense increased by $171 million largely due to additional expenses relating to the GGP acquisition and other investment activity. Margins in 2019 were 65.0%, an increase of 2% over 2018.

Commercial property NOI increased by $198 million to $907 million during the three months ended June 30, 2019 compared with $709 million during the same period in the prior year. For the six months ended June 30, 2019, commercial property NOI increased by $462 million to $1,859 million compared with $1,397 million during the same period in the prior year. The increase was primarily driven by the GGP acquisition, as well as other investment activity and same-property growth in our Core Office portfolio offset by Core Office dispositions and the impact of foreign currency translation.

Hospitality revenue and direct hospitality expense
For the three months ended June 30, 2019, hospitality revenue increased by $27 million compared to the same period in the prior year. This increase reflects strong performance at the Atlantis and other North American hotel investments after recent renovations. Direct hospitality expense increased to $306 million for the three months ended June 30, 2019, compared to $295 million in the same period in the prior year.

For the six months ended June 30, 2019, hospitality revenue increased by $36 million compared to the same period in the prior year. This increase was due to the reasons noted above, partially offset by the disposition of the Hard Rock Hotel and Casino in Las Vegas in prior year.

Direct hospitality expense decreased to $626 million for the six months ended June 30, 2019, compared to $627 million in the same period in the prior year primarily due to disposition activity, and the impact of foreign exchange. Margins were 39.2% and 37.0% for the three and six ended June 30, 2019, respectively, representing increases of 1.1% and 2.5%, respectively.

Hospitality NOI increased by $16 million to $197 million during three months ended June 30, 2019 compared to $181 million during the same period in the prior year. For the six months ended June 30, 2019, hospitality NOI increased by $37 million to $368 million compared to $331 million during the same period in the prior year. The increase is primarily due to incremental NOI from completed renovations at various assets, partially offset by dispositions and the negative impact of foreign currency translation.

Investment and other revenue and investment and other expense
Investment and other revenue includes management fees, leasing fees, development fees, interest income and other non-rental revenue. Investment and other revenue increased by $92 million and increased by $159 million for the three and six months ended June 30, 2019, respectively, as compared to the same periods in the prior year. The increase for the three and six months ended June 30, 2019 is primarily due to $39 million and $78 million, respectively, of investment and other revenue from Core Retail, primarily consisting of fee revenues earned from our Core Retail joint ventures as a result of the GGP acquisition. Also contributing to the increase is higher development management and joint venture partner fees within Core Office as development activity has increased and we have entered into new joint venture arrangements that provide fees. Additionally, we earned a performance-based fee of $38 million for achieving certain milestones at Five Manhattan West during the second quarter of 2019.

Investment and other expense for the three and six months ended June 30, 2019 remained flat at nil and $10 million, respectively, as compared the same period in the prior year.

Interest expense
Interest expense increased by $173 million for the three months ended June 30, 2019 as compared to the same period in the prior year. Interest expense increased by $399 million for the six months ended June 30, 2019 as compared to the same period in the prior year. The majority of this increase was due to the assumption of debt obligations as a result of GGP acquisition. Additionally, an increase in variable interest rates during the year and other property acquisitions contributed to the increase, partially offset by disposition activity.

General and administrative expense
General and administrative expense increased by $36 million for the three months ended June 30, 2019 as compared to the same period in the prior year. General and administrative expense increased by $90 million for the six months ended June 30, 2019 as compared to the same period in the prior year. These increases were primarily attributable to operating and transaction costs related to the GGP acquisition and investment activity. The consolidation of GGP resulted in general and administrative expense of $66 million and $136 million for the three and six months ended June 30, 2019, respectively, compared to nil in the same periods in the prior year when our 34% interest was accounted for under the equity method.

Fair value gains, net
Fair value gains, net includes valuation gains (losses) on commercial properties and developments as well as mark-to-market adjustments on financial instruments and derivatives and foreign currency gains (losses) on disposal of assets denominated in foreign currencies. While we measure and record our commercial properties and developments using valuations prepared by management in accordance with our policy, external appraisals and market comparables, when available, are used to support our valuations.

Fair value gains, net for our Core Office segment were $118 million for the three months ended June 30, 2019. These gains primarily relate to 100 Bishopsgate in London as the development nears substantial completion and gains in two assets in Australia. Fair value gains, net for our Core Office segment were $345 million for the six months ended June 30, 2019 related to the gains mentioned above as well as gains recognized in the first quarter of 2019 within our New York portfolio to reflect market conditions.

The prior year included fair value gains primarily related to realized gains from the disposition of our interests in Bay Adelaide Centre East and West Towers in Toronto and 1801 California Street in Denver partially offset by losses in our Downtown New York portfolio.

Fair value losses, net for our Core Retail segment were $818 million and $827 million for the three and six months ended June 30, 2019. The fair value losses, net from the Core Retail portfolio reflects updated cashflow assumptions and valuation metrics agreed upon by an independent third party.

There were no fair value gains, net for the Core Retail segment in the prior period as the investment was previously accounted for under the equity method.

Fair value losses, net for our LP Investments segment for the three months ended June 30, 2019 were $359 million primarily due to losses in our retail portfolio due to updated cashflow assumptions. Fair value losses, net for our LP Investments segment for the six months ended June 30, 2019 were $179 million mainly due to the retail losses mentioned above, partially offset by fair value gains in our student housing portfolio which resulted from capitalization rate compression.

The prior year included fair value gains from our logistics portfolio due to strengthened market conditions as well as our office portfolio in India, due to increases in market rent and new leasing activity. We also recorded a gain on extinguishment of debt associated with the sale of the Hard Rock Hotel and Casino.

In addition, for the three and six months ended June 30, 2019, we recorded fair value losses, net of $33 million and $61 million (2018 - fair value losses, net of $1 million and fair value gains, net of $199 million), respectively, primarily related to mark-to-market adjustments of financial instruments and the settlement of derivative contracts during the quarter. The prior year primarily related to obtaining control over BGRESOI after converting our loan interest in the entity and becoming the 100% common equity holder.

Share of net earnings from equity accounted investments
Our most material equity accounted investments are:

•	In Core Office - Canary Wharf and Manhattan West.

•	In Core Retail - Ala Moana Center in Hawaii, Fashion Show in Las Vegas and Grand Canal Shoppes in Las Vegas.

•	In LP Investments - the Diplomat hotel and our interest in the second value-add multifamily fund.

In the prior year our then 34% interest in GGP was accounted for under the equity method.

Our share of net earnings from equity accounted investments for the three and six months ended June 30, 2019 was $826 million and $1,090 million, respectively, which represents an increase of $538 million and an increase of $574 million, respectively, compared to the prior year, primarily due to Core Retail fair value gains recognized at Ala Moana Center. This was partially offset by lower share of net earnings from equity accounted investments from LP Investments mainly due to the disposition of our logistics portfolio in the fourth quarter of 2018.

Income tax expense (benefit)
The decrease in income tax expense for the six months ended June 30, 2019 compared to the prior year is primarily due to lower book income before income taxes, and the reversal of temporary differences resulting from an internal restructuring of the ownership of certain retail investments.

Reconciliation of Non-IFRS measures
As described in the “Performance Measures” section on page 3, our partnership uses non-IFRS measures to assess the performance of its operations. An analysis of the measures and reconciliation to IFRS measures is included below.

The following table reconciles NOI to net income for the three and six months ended June 30, 2019 and 2018:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2019	2018	2019	2018
Commercial property revenue	$1,386	$1,130	$2,860	$2,227
Direct commercial property expense	(479)	(421)	(1,001)	(830)
Commercial property NOI	907	709	1,859	1,397
Hospitality revenue	503	476	994	958
Direct hospitality expense	(306)	(295)	(626)	(627)
Hospitality NOI	197	181	368	331
Total NOI	1,104	890	2,227	1,728
Investment and other revenue	137	45	245	86
Share of net earnings from equity accounted investments	826	288	1,090	516
Interest expense	(710)	(537)	(1,456)	(1,057)
Depreciation and amortization	(85)	(76)	(170)	(148)
General and administrative expense	(219)	(183)	(442)	(352)
Investment and other expense	—	—	(10)	—
Fair value gains, net	(1,092)	770	(722)	1,387
Income before taxes	(39)	1,197	762	2,160
Income tax expense	62	(146)	(26)	(86)
Net income	$23	$1,051	$736	$2,074
Net income attributable to non-controlling interests	(104)	517	276	1,010
Net income attributable to Unitholders	$127	$534	$460	$1,064

The following table reconciles net income to FFO and Company FFO for the three and six months ended June 30, 2019 and 2018:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2019	2018	2019	2018
Net income	$23	$1,051	$736	$2,074
Add (deduct):
Fair value gains, net	1,092	(770)	722	(1,387)
Share of equity accounted fair value (gains) losses, net	(618)	(84)	(645)	(85)
Depreciation and amortization of real estate assets	70	66	139	131
Income tax expense (benefit)	(62)	146	26	86
Non-controlling interests in above items	(214)	(199)	(429)	(381)
FFO	$291	$210	$549	$438
Add (deduct):
Depreciation and amortization of non-real-estate assets, net(1)	10	6	21	15
Transaction costs, net(1)	18	15	37	33
(Gains)/losses associated with non-investment properties, net(1)	—	3	(1)	3
Imputed interest(2)	13	12	27	25
BSREP III earnings(3)	3	—	9	—
Company FFO	$335	$246	$642	$514

(1)	Presented net of non-controlling interests.

(2)	Represents imputed interest associated with financing the partnership’s share of commercial developments accounted for under the equity method.

(3)
BSREP III is now accounted for as a financial asset which results in FFO being recognized in line with distributions received. As such, the BSREP III earnings adjustment picks up our proportionate share of the Company FFO.

Statement of Financial Position Highlights and Key Metrics

(US$ Millions)	Jun. 30, 2019	Dec. 31, 2018
Investment properties
Commercial properties	$65,680	$76,014
Commercial developments	4,148	4,182
Equity accounted investments	21,889	22,698
Property, plant and equipment	6,854	7,506
Cash and cash equivalents	1,751	3,288
Assets held for sale	1,346	1,004
Total assets	108,028	122,520
Debt obligations	51,556	63,811
Liabilities associated with assets held for sale	765	163
Total equity	43,916	46,740
Equity attributable to Unitholders(1)	$27,852	$28,284
Equity per unit(2)	$28.89	$28.72

(1)	Equity attributable to Unitholders is a non-IFRS measure as described in the “Performance Measures” section on page 3.

(2)	Assumes conversion of mandatorily convertible preferred shares. See page 16 for additional information.

As of June 30, 2019, we had $108,028 million in total assets, compared with $122,520 million at December 31, 2018. This $14,492 million decrease was primarily due to the deconsolidation of BSREP III investments, due to loss of control upon reducing our commitment to the fund on final close; our commitment to the fund is 7% compared to 25% at December 31, 2018.

Commercial properties are commercial, operating, rent-producing properties. Commercial properties decreased from $76,014 million at the end of 2018 to $65,680 million at June 30, 2019. The decrease was largely due to deconsolidation of BSREP III investments and the full or partial disposition of certain assets during the current year. These decreases were partially offset by the impact of the adoption of IFRS 16 which requires the recognition of right-of-use assets and increased the balance by $699 million. Additionally, asset acquisitions, incremental capital spent to maintain or enhance properties, valuation gains within our Core Office and LP Investments portfolio and the positive impact of foreign currency translation based on closing spot rates, contributed to the offset.

Commercial developments consist of commercial property development sites, density rights and related infrastructure. The total fair value of development land and infrastructure was $4,148 million at June 30, 2019, a decrease of $34 million from the balance at December 31, 2018. The decrease is primarily due to deconsolidation of BSREP III investments, partially offset by incremental capital spend on our active developments, and a gain recognized at 100 Bishopsgate in London as the development is nearing completion.

The following table presents the changes in investment properties from December 31, 2018 to June 30, 2019:

	Jun. 30, 2019
(US$ Millions)	Commercial properties	Commercial developments
Investment properties, beginning of period	$76,014	$4,182
Acquisitions	1,335	94
Capital expenditures	649	512
Accounting policy change(1)	699	22
Dispositions(2)	(444)	(25)
Fair value gains, net	(837)	287
Foreign currency translation	80	(10)
Transfer between commercial properties and commercial developments	87	(87)
Impact of deconsolidation due to loss of control(3)	(10,701)	(798)
Reclassifications to assets held for sale and other changes	(1,202)	(29)
Investment properties, end of period	$65,680	$4,148

(1)	Includes the impact of the adoption of IFRS 16 through the recognition of right-of-use assets. See Note 2, Summary of Significant Accounting Policies for further information.

(2)	Property dispositions represent the carrying value on date of sale.

(3)	Includes the impact of the deconsolidation of BSREP III investments. See Note 4, Investment Properties for further information.

Equity accounted investments decreased by $809 million since December 31, 2018 primarily as a result of the deconsolidation of BSREP III during the first quarter of 2019, and the associated interests in properties held through joint ventures, primarily through Forest City.

The following table presents a roll-forward of changes in our equity accounted investments:

(US$ Millions)	Jun. 30, 2019
Equity accounted investments, beginning of period	$22,698
Additions	351
Disposals and return of capital distributions	(279)
Share of net earnings from equity accounted investments	1,090
Distributions received	(193)
Foreign currency translation	(20)
Reclassification to assets held for sale	—
Impact of deconsolidation due to loss of control(1)	(1,434)
Other comprehensive income and other	(324)
Equity accounted investments, end of period	$21,889

(1)	Includes the impact of the deconsolidation of BSREP III investments. See Note 4, Investment Properties for further information.

Property, plant and equipment decreased by $652 million since December 31, 2018, primarily due to deconsolidation of BSREP III investments, which include a portfolio of serviced apartments in the United Kingdom and two hotel properties in Florida. These decreases were offset by capital spend during the current year.

As of June 30, 2019, assets held for sale primarily included a portfolio of triple net lease assets and five multifamily assets in our LP Investments segment as well as our interests in two Core Office assets in Sydney and Melbourne.

The following table presents changes in our assets held for sale from December 31, 2018 to June 30, 2019:

(US$ Millions)	Jun. 30, 2019
Balance, beginning of period	$1,004
Reclassification to/(from) assets held for sale, net	1,549
Disposals	(1,245)
Fair value adjustments	33
Foreign currency translation	5
Balance, end of period	$1,346

Our debt obligations decreased to $51,556 million at June 30, 2019 from $63,811 million at December 31, 2018. Contributing to this decrease was the deconsolidation of BSREP III due to loss of control as mentioned above as term debt associated with an investment in the fund and the BSREP III credit facilities are no longer being consolidated by the partnership. Also contributing to the decrease was a paydown of the partnership’s credit facilities. These decreases were partially offset by the addition of property-specific borrowings during the period and the impact of foreign currency translation.

The following table presents additional information on our partnership’s outstanding debt obligations:

(US$ Millions)	Jun. 30, 2019	Dec. 31, 2018
Corporate borrowings	$1,380	$2,159
Funds subscription facilities	231	4,516
Non-recourse borrowings
Property-specific borrowings	43,725	50,407
Subsidiary borrowings	6,220	6,729
Total debt obligations	$51,556	$63,811
Current	4,765	5,874
Non-current	46,791	57,937
Total debt obligations	$51,556	$63,811

The following table presents the components used to calculate equity attributable to Unitholders per unit:

(US$ Millions, except unit information)	Jun. 30, 2019	Dec. 31, 2018
Total equity	$43,916	$46,740
Less:
Interests of others in operating subsidiaries and properties	15,886	18,456
Preferred equity	178	—
Equity attributable to Unitholders	27,852	28,284
Mandatorily convertible preferred shares	1,636	1,622
Total equity attributable to Unitholders	29,488	29,906
Partnership units	950,678,204	971,144,432
Mandatorily convertible preferred shares	70,051,024	70,038,910
Total partnership units	1,020,729,228	1,041,183,342
Total equity attributable to Unitholders per unit	$28.89	$28.72

Equity attributable to Unitholders was $27,852 million at June 30, 2019, a decrease of $432 million from the balance at December 31, 2018. The decrease was primarily due to repurchases of LP Units and BPR Units and distributions partially offset by net income during the period. Assuming the conversion of mandatorily convertible preferred shares, equity attributable to Unitholders increased to $28.89 per unit at June 30, 2019 from $28.72 per unit at December 31, 2018.

Interests of others in operating subsidiaries and properties was $15,886 million at June 30, 2019, a decrease of $2,570 million from the balance of $18,456 million at December 31, 2018. The decrease was primarily a result of the deconsolidation of BSREP III.

SUMMARY OF QUARTERLY RESULTS

	2019		2018				2017
(US$ Millions, except per unit information)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue(1)	$2,026	$2,073	$2,140	$1,828	$1,651	$1,620	$1,578	$1,510
Direct operating costs(2)	785	842	837	793	716	741	707	668
Net income	23	713	858	722	1,051	1,023	958	659
Net income (loss) attributable to Unitholders	127	333	534	380	534	530	134	168
Net income (loss) per share attributable to Unitholders - basic	$0.12	$0.32	$0.51	$0.44	$0.69	$0.69	$0.17	$0.22
Net income (loss) per share attributable to Unitholders - diluted	$0.12	$0.32	$0.51	$0.43	$0.68	$0.68	$0.17	$0.22

(1)
We adopted IFRS 9, Financial Instruments (“IFRS 9”) and IFRS 15, Revenues from Contracts with Customers (“IFRS 15”), in 2018 using the modified retrospective method. The comparative information for periods prior to 2018 has not been restated and is reported under the accounting standards effective for those periods.

(2)
We adopted IFRS 16, Leases (“IFRS 16”) in 2019 using the modified retrospective method. The comparative information for periods prior to 2019 has not been restated and is reported under the accounting standards effective for those periods.

Revenue varies from quarter to quarter due to acquisitions and dispositions of commercial and other income producing assets, changes in occupancy levels, as well as the impact of leasing activity at market net rents. In addition, revenue also fluctuates as a result of changes in foreign exchange rates and seasonality. Seasonality primarily affects our retail assets, wherein the fourth quarter exhibits stronger performance in conjunction with the holiday season. In addition, our North American hospitality assets generally have stronger performance in the winter and spring months compared to the summer and fall months, while our European hospitality assets exhibit the strongest performance during the summer months. Fluctuations in our net income is also impacted by the fair value of properties in the period to reflect changes in valuation metrics driven by market conditions or property cash flows.

SEGMENT PERFORMANCE

Our operations are organized into four operating segments which include Core Office, Core Retail, LP Investments and Corporate.

The following table presents FFO by segment:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2019	2018	2019	2018
Core Office	$165	$127	$289	$260
Core Retail	161	117	328	229
LP Investments	70	70	145	155
Corporate	(105)	(104)	(213)	(206)
FFO	$291	$210	$549	$438

The following table presents equity attributable to Unitholders by segment as of June 30, 2019 and December 31, 2018:

(US$ Millions)	Jun. 30, 2019	Dec. 31, 2018
Core Office	$14,219	$14,199
Core Retail	13,711	14,136
LP Investments	5,068	5,204
Corporate	(5,146)	(5,255)
Total	$27,852	$28,284

Core Office

Overview
Our Core Office portfolio consists of interests in 143 high-quality office properties totaling over 96 million square feet, which are located primarily in the world’s leading commercial markets such as New York, London, Los Angeles, Washington, D.C., Sydney, Toronto, and Berlin, as well as approximately 11 million square feet of active office and multifamily developments. We believe these assets have a stable cash flow profile due to long-term leases in place. We target between a 10% and 12% total return on our Core Office portfolio. The drivers of these targets include the mark-to-market of rents upon lease expiry, escalation provisions in leases and projected increases in occupancy, that should generate strong same-property NOI growth without significant capital investment. Furthermore, we expect to earn between 8% and 11% unlevered, pre-tax returns on construction costs from our development pipeline.

Summary of Operating Results
The following table presents FFO and net income attributable to Unitholders in our Core Office segment for the three and six months ended June 30, 2019 and 2018:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2019	2018	2019	2018
FFO	$165	$127	$289	$260
Net income attributable to Unitholders	343	37	693	295

FFO from our Core Office segment was $165 million for the three months ended June 30, 2019 as compared to $127 million in the same period in the prior year. This increase is largely attributable to same-property growth driven by lease commencements mainly in New York as well as performance-based fee of $38 million we earned for achieving certain milestones at Five Manhattan West during the second quarter of 2019. These increases were partially offset by dispositions as mentioned in property transactions and the negative impact of foreign currency translation.

FFO from our Core Office segment was $289 million for the six months ended June 30, 2019 as compared to $260 million in the same period in the prior year. This increase is largely attributable to same-property growth as mentioned above as well as higher development management and joint venture partner fees as development activity has increased and we have sold interests in assets to a number of joint venture partners. These increases were partially offset by dispositions as mentioned in property transactions and the negative impact of foreign currency translation.

Net income attributable to Unitholders increased by $306 million to $343 million during the three months ended June 30, 2019 as compared to $37 million during the same period in 2018. The increase is largely attributable to fair value gains primarily related to 100 Bishopsgate in London as the development nears substantial completion and valuation gains on Australian assets to reflect market conditions. These increases were partially offset by dispositions and the negative impact of foreign currency translation.

Net income attributable to Unitholders increased by $398 million to $693 million during the six months ended June 30, 2019 as compared to $295 million during the same period in 2018. The increase is largely attributable to fair value gains in London and Australia as mentioned above, as well as valuation gains on our New York assets to reflect market conditions. These increases were partially offset by dispositions and the negative impact of foreign currency translation.

Leasing Activity
The following table presents key operating metrics for our Core Office portfolio as at and for the three months ended June 30, 2019 and 2018:

	Consolidated		Unconsolidated
(US$ Millions, except where noted)	Jun. 30, 2019	Jun. 30, 2018	Jun. 30, 2019	Jun. 30, 2018
Total portfolio:
NOI(1)	$283	$267	$107	$120
Number of properties	71	78	72	72
Leasable square feet (in thousands)	47,988	49,255	30,489	30,896
Occupancy	91.2%	91.7%	94.3%	94.5%
In-place net rents (per square foot)(2)	$29.34	$28.46	$45.11	$39.58
Same-property:
NOI(1,2)	$278	$252	$107	$98
Number of properties	69	69	70	70
Leasable square feet (in thousands)	46,880	46,833	30,484	30,479
Occupancy	91.5%	91.7%	94.3%	94.4%
In-place net rents (per square foot)(2)	$29.63	$28.78	$45.12	$43.99

(1)
NOI for unconsolidated properties is presented on a proportionate basis, representing the Unitholders’ interest in the property. See “Reconciliation of Non-IFRS Measures - Core Office” below for a description of the key components of NOI in our Core Office segment.

(2)	Presented using normalized foreign exchange rates, using the June 30, 2019 exchange rate.

NOI from our consolidated properties increased to $283 million during the three months ended June 30, 2019 from $267 million in the same quarter in 2018. Increased same-property NOI for our consolidated properties was partially offset by dispositions in Toronto, Sydney and Denver since prior year. Same-property NOI for our consolidated properties for the three months ended June 30, 2019 compared with the same period in the prior year increased by $26 million to $278 million. This increase was primarily the result of higher in-place net rents and lease commencements.

NOI from our unconsolidated properties, which is presented on a proportionate basis, decreased by $13 million to $107 million during the three months ended June 30, 2019, compared to $120 million during the period in the prior year. This decrease is due to dispositions since the prior year and the negative impact of foreign currency translation. These decreases were partially offset by slightly higher same-property NOI.

The following table presents certain key operating metrics related to leasing activity in our Core Office segment for the six months ended June 30, 2019 and 2018:

	Total portfolio
(US$, except where noted)	Jun. 30, 2019	Jun. 30, 2018
Leasing activity (square feet in thousands)
New leases	1,440	1,519
Renewal leases	1,184	767
Total leasing activity	2,624	2,286
Average term (in years)	8.2	8.3
Year one leasing net rents (per square foot)(1)	$38.88	$33.88
Average leasing net rents (per square foot)(1)	41.88	37.18
Expiring net rents (per square foot)(1)	34.85	33.09
Estimated market net rents for similar space (per square foot)(1)	39.08	37.94
Tenant improvement and leasing costs (per square foot)	64.69	61.16

(1)	Presented using normalized foreign exchange rates, using the June 30, 2019 exchange rate.

For the six months ended June 30, 2019, we leased approximately 2.6 million square feet at average in-place net rents of $41.88 per square foot. Approximately 55% of our leasing activity represented new leases. Our overall Core Office portfolio’s in-place net rents are currently 9% below market net rents, which gives us confidence that we will be able to increase our NOI in the coming years as we sign new leases. For the six months ended June 30, 2019, tenant improvements and leasing costs related to leasing activity were $64.69 per square foot, compared to $61.16 per square foot in the prior year.

We calculate net rent as the annualized amount of cash rent receivable from leases on a per square foot basis, including tenant expense reimbursements, less operating expenses being incurred for that space, excluding the impact of straight-lining rent escalations or amortization of free rent periods. This measure represents the amount of cash, on a per square foot basis, generated from leases in a given period.

Valuation Metrics
The key valuation metrics for commercial properties in our Core Office segment on a weighted-average basis are as follows:

	Jun. 30, 2019			Dec. 31, 2018
	Discount rate	Terminal capitalization rate	Investment horizon	Discount rate	Terminal capitalization rate	Investment horizon
Consolidated properties
United States	6.9%	5.6%	12	6.9%	5.6%	12
Canada	6.0%	5.4%	10	6.0%	5.4%	10
Australia	6.9%	6.1%	10	7.0%	6.2%	10
Brazil	9.7%	7.7%	6	9.6%	7.7%	6
Unconsolidated properties
United States	6.8%	5.0%	11	6.6%	5.1%	10
Australia	6.5%	5.4%	10	6.7%	5.7%	10
Europe(1)	4.7%	4.9%	10	4.7%	4.9%	10

(1)
Certain properties in Europe accounted for under the equity method are valued using both discounted cash flow and yield models. For comparative purposes, the discount and terminal capitalization rates and investment horizon calculated under the discounted cash flow method are presented in the table above.

Financial Position
The following table provides an overview of the financial position of our Core Office segment as at June 30, 2019 and December 31, 2018:

(US$ Millions)	Jun. 30, 2019	Dec. 31, 2018
Investment properties
Commercial properties	$21,840	$21,350
Commercial developments	2,881	2,182
Equity accounted investments	8,449	8,365
Participating loan interests	—	268
Accounts receivable and other	1,099	1,218
Cash and cash equivalents	637	678
Assets held for sale	473	34
Total assets	$35,379	$34,095
Debt obligations	12,562	11,922
Capital securities	874	813
Accounts payable and other liabilities	1,792	1,345
Deferred tax liability	1,034	953
Liabilities associated with assets held for sale	25	—
Non-controlling interests of others in operating subsidiaries and properties	4,873	4,863
Equity attributable to Unitholders	$14,219	$14,199

Equity attributable to Unitholders increased by $20 million to $14,219 million at June 30, 2019 from $14,199 million at December 31, 2018. The increase was a result of income earned in the period, partially offset by the result of a new financing at 300 Madison Ave, where proceeds were used to repay our corporate credit facility.

Commercial properties totaled $21,840 million at June 30, 2019, compared to $21,350 million at December 31, 2018. The increase was driven primarily by the adoption of IFRS 16 which requires the recognition of right-of-use assets, as well as incremental capital spent to maintain or enhance properties and the positive impact of foreign currency translation based on spot rates.

Commercial developments increased by $699 million from December 31, 2018 to June 30, 2019. The increase was primarily due to incremental capital spend on our active developments and a gain recognized at 100 Bishopsgate in London as the development is nearing completion.

The following table presents changes in our partnership’s equity accounted investments in the Core Office segment from December 31, 2018 to June 30, 2019:

(US$ Millions)	Jun. 30, 2019
Equity accounted investments, beginning of period	$8,365
Additions	81
Disposals and return of capital distributions	(1)
Share of net income, including fair value gains	302
Distributions received	(18)
Foreign currency translation	(23)
Reclassification to assets held for sale	—
Other	(257)
Equity accounted investments, end of period	$8,449

Equity accounted investments increased by $84 million since December 31, 2018 to $8,449 million at June 30, 2019. The increase was driven by our share of income and contributions to our development assets held in joint ventures, partially offset by the change in treatment of Brookfield Premier Real Estate Partners Pooling LLC (“BPREP”) from an equity accounted investment to financial asset due to reduction in our ownership and the negative impact of foreign currency translation.

Debt obligations increased from $11,922 million at December 31, 2018 to $12,562 million at June 30, 2019. This increase is the result of refinancing activity of property-level debt related to office properties and drawdowns on existing facilities to fund capital expenditures on development properties and the impact of foreign currency translation.

The following table provides additional information on our outstanding capital securities – Core Office:

(US$ Millions)	Shares outstanding	Cumulative dividend rate	Jun. 30, 2019	Dec. 31, 2018
Brookfield Office Properties Inc. (“BPO”) Class B Preferred Shares:
Series 1(1)	3,600,000	70% of bank prime	—	—
Series 2(1)	3,000,000	70% of bank prime	—	—
Capital Securities – Fund Subsidiaries			874	813
Total capital securities			$874	$813

(1)
BPO Class B Preferred Shares, Series 1 and 2 capital securities are owned by Brookfield Asset Management. BPO has an offsetting loan receivable against these securities earning interest at 95% of bank prime.

We had $874 million of capital securities – fund subsidiaries outstanding at June 30, 2019 as compared to $813 million at December 31, 2018. Capital securities – fund subsidiaries includes $808 million (December 31, 2018 - $775 million) of equity interests in Brookfield DTLA Holdings LLC (“DTLA”) held by co-investors in the fund, which have been classified as a liability, rather than as non-controlling interest, as holders of these interests can cause DTLA to redeem their interests in the fund for cash equivalent to the fair value of the interests on October 15, 2023, and on every fifth anniversary thereafter. In addition, capital securities – fund subsidiaries also includes $66 million at June 30, 2019 (December 31, 2018 - $38 million) which represents the equity interests held by the partnership’s co-investor in the Brookfield D.C. Office Partners LLC ("D.C.Fund"), which have been classified as a liability, rather than as non-controlling interest, due to the fact that on June 18, 2023, and on every second anniversary thereafter, the holders of these interests can redeem their interests in the D.C. Fund for cash equivalent to the fair value of the interests.

Active Developments
The following table summarizes the scope and progress of active developments in our Core Office segment as of June 30, 2019:

	Total square feet under construction (in 000’s)	Proportionate square feet under construction (in 000’s)	Expected date of accounting stabilization		Cost				Loan
(Millions, except square feet in thousands)				Percent pre-leased	Total(1)		To-date		Total		Drawn
Office:
100 Bishopsgate, London	938	938	Q2 2020	75%		£875		£810		£515		£431
One Manhattan West, Midtown New York(2)	2,081	853	Q4 2020	86%		$778		$620		$554		$361
Manhattan West Retail, Midtown New York(2)	82	46	Q1 2021	34%		$131		$99		$—		$—
ICD Brookfield Place, Dubai (2)	1,156	578	Q2 2021	21%	AED	1,420	AED	1,153	AED	908	AED	639
Wood Wharf - Office, London(2)	423	211	Q2 2021	44%		£125		£22		£93		£—
1 Bank Street, London(2)	715	358	Q3 2022	89%		£257		£212		£225		£147
Bay Adelaide North, Toronto	820	820	Q4 2022	78%	C$	498	C$	102	C$	350	C$	—
Four Manhattan West, Midtown New York(2)	159	89	Q2 2023	—%		$145		$60		$—		$—
Two Manhattan West, Midtown New York(2)	1,955	1,095	Q4 2023	—%		$1,329		$230		$—		$—
Multifamily:
Principal Place - Residential, London(2)(3)	303	152	Q4 2019	n/a		£190		£164		£122		£103
Southbank Place(2)(3)	669	167	Q4 2019	n/a		£232		£181		£135		£85
Wood Wharf - 10 Park Drive, London(2)(3)	269	135	Q2 2020	n/a		£102		£87		£80		£43
Wood Wharf - 8 Water Street & 2 George Street, London(2)	371	186	Q4 2020	n/a		£151		£107		£96		£52
Greenpoint Landing Building F, New York(2)	348	331	Q1 2021	n/a		$347		$243		$208		$49
Newfoundland, London(2)	545	273	Q2 2021	n/a		£249		£216		£174		£95
Wood Wharf - One Park Drive, London(2)(3)	430	215	Q2 2021	n/a		£221		£127		£135		£—
Total	11,264	6,447

(1)	Net of NOI earned during stabilization.

(2)	Presented on a proportionate basis at our ownership interest in each of these developments.

(3)	Represents condominium/market sale developments.

Our development pipeline consists of prominent, large-scale projects located primarily in the high growth markets of London and New York. For the office developments, we generally look to secure anchor leases before launching the projects. We monitor the scope and progress of our active developments and have an established track record of completion on time and within budget. We have recently completed office towers in the prime markets of Toronto, London, and Perth and completed two urban multifamily developments in New York. In the near term we expect to complete two landmark office towers in New York and London. Our recently completed developments, along with our active pipeline are a large contributing factor to our target growth of 10% to 12% on our Core Office portfolio.

Reconciliation of Non-IFRS Measures – Core Office

The key components of NOI in our Core Office segment are presented below:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2019	2018	2019	2018
Commercial property revenue	$478	$480	$949	$980
Hospitality revenue(1)	4	4	6	9
Direct commercial property expense	(199)	(214)	(401)	(439)
Direct hospitality expense(1)	—	(3)	(2)	(7)
Total NOI	$283	$267	$552	$543

(1)	Hospitality revenue and direct hospitality expense with our Core Office segment primarily consists of revenue and expenses incurred at a hotel adjacent to the Allen Center in Houston.

The following table reconciles Core Office NOI to net income for the three and six months ended June 30, 2019 and 2018:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2019	2018	2019	2018
Same-property NOI	$278	$252	$537	$500
Currency variance	—	5	—	11
NOI related to acquisitions and dispositions	5	10	15	32
Total NOI	283	267	552	543
Investment and other revenue	76	35	116	62
Interest expense	(149)	(150)	(297)	(307)
Depreciation and amortization on real estate assets	(1)	(1)	(5)	(4)
General and administrative expense	(69)	(58)	(121)	(99)
Fair value gains (losses), net	118	(48)	345	29
Share of net earnings from equity accounted investments	138	68	302	322
Income before taxes	396	113	892	546
Income tax (expense) benefit	(3)	(49)	(45)	(156)
Net income	393	64	847	390
Net income attributable to non-controlling interests	50	27	154	95
Net income attributable to Unitholders	$343	$37	$693	$295

The following table reconciles Core Office net income to FFO for the three and six months ended June 30, 2019 and 2018:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2019	2018	2019	2018
Net income	$393	$64	$847	$390
Add (deduct):
Fair value gains, net	(118)	48	(345)	(29)
Share of equity accounted fair value losses (gains), net	(73)	(3)	(175)	(188)
Depreciation and amortization of real estate assets	1	1	2	1
Income tax expense (benefit)	3	49	45	156
Non-controlling interests in above items	(41)	(32)	(85)	(70)
FFO	$165	$127	$289	$260

The following table reconciles Core Office share of net earnings from equity accounted investments for the three and six months ended June 30, 2019 and 2018:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2019	2018	2019	2018
Unconsolidated properties NOI	$107	$120	$209	$239
Unconsolidated properties fair value gains, net	73	3	175	188
Other expenses	(42)	(55)	(82)	(105)
Share of net earnings from equity accounted investments	$138	$68	$302	$322

Core Retail

Overview
Our Core Retail segment consists of 123 best-in-class retail properties containing approximately 121 million square feet in the United States. These assets have a stable cash flow profile due to long-term leases in place. We target between a 10% and 12% total return on our Core Retail portfolio. The drivers of these targets include the mark-to-market of rents upon lease expiry, escalation provisions in leases and operating expense monitoring that should generate same-property NOI growth. Furthermore, we expect to earn between 6% and 8% unlevered, pre-tax returns on construction costs from our development pipeline, which will also drive NOI growth.

Summary of Operating Results
The following table presents FFO and net income attributable to Unitholders in our Core Retail segment for the three and six months ended June 30, 2019 and 2018:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2019	2018	2019	2018
FFO	$161	$117	$328	$229
Net income attributable to Unitholders	(3)	187	102	29

FFO earned in our Core Retail segment for the three months ended June 30, 2019 was $161 million compared to $117 million for the same period in the prior year. FFO increased due to higher NOI from our incremental ownership in GGP post-acquisition in the third quarter of 2018 compared to our 34% ownership in GGP in the prior year. These increases were partially offset by higher interest expense, including new corporate acquisition debt and senior note debt, and general and administrative expenses associated with our incremental ownership.

For the six months ended June 30, 2019, FFO earned in our Core Retail segment was $328 million compared to $229 million for the same period in the prior year. FFO increased due to the reasons mentioned above.

Net income attributable to Unitholders decreased by $190 million to $(3) million for the three months ended June 30, 2019 as compared to $187 million during the same period in the prior year. The decrease in net income attributable to Unitholders is primarily attributable to fair value losses on our consolidated Core Retail portfolio as it reflects updated cashflow assumptions and valuation metrics agreed upon by an independent third party. These decreases were partially offset by FFO earnings from our incremental ownership in GGP and fair value gains recognized on our equity accounted investments, mainly Ala Moana Center.

Net income attributable to Unitholders increased by $73 million to $102 million for the six months ended June 30, 2019 as compared to $29 million during the same period in the prior year. The increase in net income attributable to Unitholders is primarily attributable to FFO earnings from our incremental ownership in GGP, the fair value gains on equity accounted investments as mentioned above and a prior year fair value loss recognized on our equity accounted investment prior to the GGP acquisition. These increases were partially offset by the fair value losses on our consolidated portfolio as mentioned above.

Leasing Activity
The following table presents key operating metrics in our Core Retail portfolio as at and for the three months ended June 30, 2019 and 2018:

(US$ Millions, except where noted)	Jun. 30, 2019	Jun. 30, 2018
NOI:
Total portfolio(1)	$418	$195
Number of malls and urban retail properties	123	125
Leasable square feet (in thousands)	120,903	122,214
Occupancy(2)	95.0%	95.7%
In-place net rents (per square foot)(2)	$62.27	$61.86
NOI Weighted Sales (per square foot)(2)	$777	$739

(1)
NOI is presented on a proportionate basis. The current period represents 3 months of our consolidated results of BPR. The prior period represents 3 months of activity from our 34% interest in GGP (prior to the GGP acquisition in the third quarter of 2018).

(2)	Presented on a same-property basis.

NOI, which is presented on a proportionate basis, increased to $418 million for the three months ended June 30, 2019, due to our increased ownership in GGP in the current period.

The results of our operations are primarily driven by changes in occupancy and in-place rental rates. The following table presents new and renewal leases for the trailing 12 months compared to expiring leases for the prior tenant in the same suite, for leases where the downtime between new and previous tenant is less than 24 months, among other metrics.

	Total Portfolio
(US$, except where noted)	Jun. 30, 2019	Jun. 30, 2018
Number of leases	1,151	1,266
Leasing activity (square feet in thousands)	4,451	4,086
Average term in years	6.9	6.7
Initial rent per square foot(1)	$63.36	$76.01
Expiring rent per square foot(2)	59.09	67.69
Initial rent spread per square foot	4.27	8.32
% change	7.2%	12.3%
Tenant allowances and leasing costs	$45	$97

(1)	Represents initial rent over the term consisting of base minimum rent and common area costs.

(2)	Represents expiring rent at end of lease consisting of base minimum rent and common area costs.

Through June 30, 2019, we leased approximately 4.5 million square feet at initial rents approximately 7.2% higher than expiring net rents on a suite-to-suite basis.

Our Core Retail portfolio same-store occupancy rate at June 30, 2019 was 95.0%, relatively flat with the same period of the prior year. In our Core Retail segment, we use same-store in-place rents as a measure of leasing performance. In-place rents are calculated on a cash basis and consist of base minimum rent plus reimbursements of common area costs, and real estate taxes. Same-store in-place rents increased slightly to $62.27 at June 30, 2019 from $61.86 at June 30, 2018.

Valuation Metrics
The key valuation metrics of the properties in our Core Retail segment on a weighted-average basis are presented in the following table. The valuations are most sensitive to changes in the discount rate, terminal capitalization rate, and timing or variability of cash flows.

	Jun. 30, 2019			Dec. 31, 2018
	Discount rate	Terminal capitalization rate	Investment horizon	Discount rate	Terminal capitalization rate	Investment horizon
Consolidated properties
United States	6.9%	5.6%	10	7.1%	6.0%	12
Unconsolidated properties
United States	6.3%	4.8%	10	6.6%	5.3%	11

Financial Position

The following table presents an overview of the financial position of our Core Retail segment as at June 30, 2019 and December 31, 2018:

(US$ Millions)	Jun. 30, 2019	Dec. 31, 2018
Investment properties
Commercial properties	$16,618	$17,224
Commercial developments	488	383
Equity accounted investments	11,806	11,158
Accounts receivable and other	809	646
Cash and cash equivalents	201	247
Total assets	29,922	29,658
Debt obligations	13,884	13,052
Accounts payable and other liabilities	672	674
Deferred tax liability	49	23
Non-controlling interest	1,606	1,773
Equity attributable to Unitholders	$13,711	$14,136

Equity attributable to Unitholders in the Core Retail segment decreased by $425 million at June 30, 2019 from December 31, 2018 primarily due to distribution of income during the period and the $95 million standard issuer bid buyback of BPR Units in the first quarter of 2019.

The following table presents a roll-forward of our partnership’s equity accounted investments for the year ended June 30, 2019:

(US$ Millions)	Mar 31, 2019
Equity accounted investments, beginning of year	$11,158
Additions, net of disposals	(109)
Share of net earnings from equity accounted investments	811
Distributions received	(39)
Foreign currency translation and other	(15)
Equity accounted investments, end of year	$11,806

Equity accounted investments increased by $648 million to $11,806 million, primarily due to the share of net earnings BPR’s property-level joint ventures earned and fair value gains recognized at higher-tiered malls during the period, partially offset by distributions received.

Active Developments
The following table summarizes the scope and progress of active development in our Core Retail segment as of June 30, 2019:

	Stabilized year	Cost
(Millions, except square feet in thousands)		Total	To-date(1)
The SoNo Collection, Connecticut	2022	$460	$279
Total		460	279

(1)	Projected costs and investments to date exclude capitalized interest and internal overhead.

Our Core Retail portfolio consists of high-quality and well-located malls across the United States. We believe that our operating and development capabilities allows us to drive higher returns from opportunities though redevelopment, densification and expansion of our portfolio. Redevelopment of existing properties allows for the recapture of unproductive anchor boxes to re-tenant them with other retail uses, food and beverage or entertainment tenants that we believe will drive foot traffic to our malls. Densification will utilize our development expertise in other sectors to bring in new and complimentary uses on the well-located properties. Expansion allows us to invest in land and further add to the retail offerings at our high-quality malls. Our development and redevelopment pipeline consists of a ground up development in Norwalk, Connecticut and various other redevelopment projects. We monitor the scope and progress of our active developments in our Core Retail and expect them to be completed by the expected stabilized year and targeted total cost.

Reconciliation of Non-IFRS Measures – Core Retail

The key components of NOI in our Core Retail segment are presented below:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2019	2018	2019	2018
Commercial property revenue	$324	$—	$664	$—
Direct commercial property expense	(93)	—	(190)	—
Total NOI	$231	$—	$474	$—

The following table reconciles Core Retail net income to net income attributable to Unitholders for the three and six months ended June 30, 2019 and 2018:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2019	2018	2019	2018
Total NOI	$231	$—	$474	$—
Investment and other revenue	39	—	78	—
Interest expense	(159)	—	(310)	—
Depreciation and amortization on real estate assets	(7)	—	(13)	—
General and administrative expense	(66)	—	(136)	—
Fair value (losses) gains, net	(818)	—	(827)	—
Share of net earnings from equity accounted investments	724	187	811	29
Income before taxes	(56)	187	77	29
Income tax (expense)	36	—	27	—
Net income	$(20)	$187	$104	$29
Net income attributable to non-controlling interests	(17)	—	2	—
Net income attributable to Unitholders	$(3)	$187	$102	$29

The following table reconciles Core Retail net income to FFO for the three and six months ended June 30, 2019 and 2018:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2019	2018	2019	2018
Net income	$(20)	$187	$104	$29
Add (deduct):
Share of equity accounted fair value (gains), net	(598)	(70)	(548)	200
Fair value losses (gains) losses, net	818	—	827	—
Income tax (benefit) expense	(36)	—	(27)	—
Non-controlling interests in above items	(3)	—	(28)	—
FFO	$161	$117	$328	$229

The following table reconciles Core Retail share of net earnings from equity accounted investments for the three and six months ended June 30, 2019 and 2018:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2019	2018	2019	2018
Unconsolidated properties NOI	$225	$195	$460	$384
Unconsolidated properties fair value (losses) gains, net and income tax expense	598	70	548	(200)
Other expenses	(99)	(78)	(197)	(155)
Share of net earnings from equity accounted investments	$724	$187	$811	$29

LP Investments (formerly referred to as Opportunistic)

Overview
Our LP Investments portfolio includes our equity invested in Brookfield-sponsored real estate opportunity funds, which target high-quality assets with operational upside across various real estate sectors, including office, retail, multifamily, logistics, hospitality, triple net lease, self-storage, student housing and manufactured housing. We target an average 20% total return on our LP Investments portfolio and a 2.0x multiple of capital on the equity we invest into these vehicles.

The partnership has interests in the following Brookfield-sponsored real estate opportunity funds:

•
BSREP I - 31% interest in BSREP I, which is an opportunistic real estate fund with $4.4 billion in committed capital in aggregate, targeting gross returns of 20%. The fund is in its 8th year, is fully invested and is executing realizations.

•
BSREP II - 26% interest in BSREP II, which is an opportunistic real estate fund with $9.0 billion in committed capital in aggregate, targeting gross returns of 20%. The fund is in its 5th year and is fully invested.

•	BSREP III - 7% interest in BSREP III, which is an opportunistic real estate fund with $15.0 billion in committed capital in aggregate, targeting gross returns of 20%; the fund is in its 2nd year.

•
A blended 36% interest in two value-add multifamily funds totaling $1.8 billion targeting gross returns of 16%. These funds seek to invest in a geographically diverse portfolio of U.S. multifamily properties through acquisition and development.

•	A 33% interest in a $600 million fund which owns the Atlantis Paradise Island resort in the Bahamas.

•	A blended 13% interest in a series of U.S. real estate debt funds totaling $5.4 billion which seek to invest in U.S. commercial real estate debt secured by properties in strategic locations.

While our economic interest in these funds are less than 50% in each case, we generally consolidate the portfolios held through the LP Investments as Brookfield Asset Management’s oversight as general partner together with our exposure to variable returns of the investments through our LP interests provide us with control over the investments. We do not consolidate our interest in BSREP III as our interest does not provide us with control over the investments and therefore is accounted for as a financial asset.

Summary of Operating Results
Our LP investments, unlike our Core portfolios, have a defined hold period and typically generate the majority of profits from realization events including the sale of an asset or portfolio of assets, or the exit of the entire investment. The combination of gains from realization events and FFO earned during the hold period represent our earnings on capital invested in these funds and, once distributed by the Brookfield-sponsored real estate opportunity funds, provide liquidity to support our target distributions.

The following table presents distributions received on our LP Investments in Brookfield-sponsored real estate opportunity funds received on sale or refinancing events within the funds for the three and six months ended June 30, 2019 and 2018:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2019	2018	2019	2018
Return of invested capital	$191	$132	$219	$179
Distribution of earnings and gains on invested capital	171	51	524	153
Total LP Investments distributions	$362	$183	$743	$332
Less: Incentive fees	$(64)	$(9)	$(135)	$(9)
Total LP Investments distributions, net	$298	$174	$608	$323

During the six months ended June 30, 2019, distribution of earnings and gains on invested capital primarily related to distributions of income from our office assets in India and Brazil as well as Center Parcs in the United Kingdom, as well as the realization gains on the disposition of multifamily assets in our second value-add multifamily fund, our interest in a retail portfolio in China and an office portfolio in California. Total LP Investments distributions for the six months ended June 30, 2019 were net of incentive fees primarily from the dispositions mentioned above and upfinancing of our office portfolio in India as several developments near completion. Distribution of earnings and gains on invested capital in the prior periods are primarily due to distributions of income from our office and multifamily assets.

The following table presents FFO and net income attributable to Unitholders in our LP Investments segment for the three and six months ended June 30, 2019 and 2018:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2019	2018	2019	2018
FFO	70	70	145	155
Net income attributable to Unitholders	(136)	421	(121)	568

FFO was flat for the three months ended June 30, 2019 and decreased by $10 million for the six months ended June 30, 2019 primarily driven by disposition activity including a portfolio of storage assets and a North American logistics portfolio sold in 2018 coupled with higher interest expense and the negative impact of foreign currency translation. These decreases were partially offset by NOI earned from investment activity which contributed incremental NOI of $76 million for the six months ended June 30, 2019.

Net income attributable to Unitholders decreased for the three and six months ended June 30, 2019 by $557 million and $689 million, respectively, driven by fair value losses in our LP Investments retail portfolio from updated cashflow assumptions. Additionally, the prior year benefited from valuation gains, particularly related to our industrial portfolio in the U.S. and our office assets in India, as well as a gain on extinguishment of debt associated with the sale of the Hard Rock Hotel and Casino. These decreases were partially offset by current year fair value gains in our student housing portfolio due to capitalization rate compression as well incremental income relating to the property transactions.

Financial Position
The following table presents an overview of the financial position of our LP Investments segment as at June 30, 2019 and December 31, 2018:

(US$ Millions)	Jun. 30, 2019	Dec. 31, 2018
Investment properties	$28,001	$39,057
Property, plant and equipment	6,615	7,333
Equity accounted investments	1,634	3,175
Accounts receivable and other	4,566	5,777
Cash and cash equivalents	866	2,298
Assets held for sale	873	970
Total assets	$42,555	$58,610
Debt obligations	23,730	36,678
Capital securities	431	460
Accounts payable and other liabilities	3,196	4,303
Liabilities associated with assets held for sale	740	163
Non-controlling interests of others in operating subsidiaries and properties	9,390	11,802
Equity attributable to Unitholders	$5,068	$5,204

The decrease in investment properties is primarily the result of the deconsolidation of BSREP III investments and the sale of a portfolio of office assets in California, partially offset by property transactions since the prior year, mostly in our office portfolios. Additionally, we had valuation gains from our student housing portfolio in the United Kingdom.

The decrease in property, plant and equipment is the result of the deconsolidation of BSREP III investments, which include a portfolio of serviced apartments in the United Kingdom and two hotel properties in Florida. These decreases were offset by the positive impact of foreign currency translation related to our Center Parcs portfolio in the United Kingdom and capital spend during the current year.

Equity accounted investments decreased during the six months ended June 30, 2019 primarily due to the deconsolidation of BSREP III during the first quarter of 2019, as well as distributions of income and return of capital and the negative impact of foreign currency translation during the period. These decreases were partially offset by net income from these investments

Assets held for sale and related liabilities as of June 30, 2019 includes a portfolio of triple-net lease assets in the U.S., two office assets in the U.S., and five multifamily assets in the U.S., as we intend to sell controlling interests in these properties to third parties in the next 12 months.

Debt obligations decreased due to the deconsolidation of BSREP III as mentioned in property transactions.

Reconciliation of Non-IFRS Measures - LP Investments
The following table reconciles LP Investments NOI to net income for the three and six months ended June 30, 2019 and 2018:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2019	2018	2019	2018
Commercial property revenue	$584	$650	$1,247	$1,247
Hospitality revenue	499	472	988	949
Direct commercial property expense	(187)	(207)	(410)	(391)
Direct hospitality expense	(306)	(292)	(624)	(620)
Total NOI	590	623	1,201	1,185
Investment and other revenue	19	10	45	23
Interest expense	(336)	(314)	(717)	(609)
General and administrative expense	(42)	(93)	(98)	(186)
Investment and other expense	—	—	(10)	—
Depreciation and amortization	(77)	(75)	(152)	(144)
Fair value (losses) gains, net	(359)	818	(179)	1,158
Share of net earnings from equity accounted investments	(36)	33	(23)	165
Income before taxes	(241)	1,002	67	1,592
Income tax expense	(32)	(91)	(68)	(108)
Net income	(273)	911	(1)	1,484
Net income attributable to non-controlling interests	(137)	490	120	916
Net income attributable to Unitholders	$(136)	$421	$(121)	$568

The following table reconciles LP Investments net income to FFO for the three and six months ended June 30, 2019 and 2018:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2019	2018	2019	2018
Net income	$(273)	$911	$(1)	$1,484
Add (deduct):
Fair value gains, net	359	(818)	179	(1,158)
Share of equity accounted fair value losses (gains), net	54	(11)	78	(97)
Depreciation and amortization of real estate assets	68	65	137	130
Income tax expense	32	91	68	108
Non-controlling interests in above items	(170)	(168)	(316)	(312)
FFO	$70	$70	$145	$155

Corporate
Certain amounts are allocated to our corporate segment as those activities should not be used to evaluate our other segments’ operating performance.

Summary of Operating Results
The following table presents FFO and net income attributable to Unitholders in our corporate segment for the three and six months ended June 30, 2019 and 2018:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2019	2018	2019	2018
FFO	$(105)	$(104)	$(213)	$(206)
Net income attributable to Unitholders	(77)	(113)	(214)	169

FFO was a loss of $105 million (2018 - loss of $104 million) and $213 million (2018 - loss of $206 million) for the three and six months ended June 30, 2019, respectively. Corporate FFO generally includes interest expense and general and administrative expense.

Interest expense for the three months ended June 30, 2019, totaled $66 million (2018 - $73 million), which reflects $36 million (2018 - $55 million) of interest expense paid on capital securities and $30 million (2018 - $18 million) of interest expense on our credit facilities and corporate bonds. For the six months ended June 30, 2019, interest expense totaled $132 million (2018 - $141 million), which reflects $79 million (2018 - $109 million) of interest expense paid on capital securities and $53 million (2018 - $32 million) of interest expense on our credit facilities and corporate bonds.

General and administrative expense for the three months ended June 30, 2019 was $42 million (2018 - $32 million) and consists of $23 million (2018 - $24 million) of asset management fees, equity enhancement fees of $3 (2018 - nil) and $16 million (2018 - $8 million) of other corporate costs. For the six months ended June 30, 2019 general and administrative expense was $87 million (2018 - $67 million) and consists of $47 million (2018 - $48 million) of asset management fees, equity enhancement fees of $14 million (2018 - nil) and $26 million (2018 - $19 million) of other corporate costs.

For the three and six months ended June 30, 2019, we also recorded an income tax benefit of $61 million and $60 million (2018 - income tax expense of $7 million and income tax benefit of $177 million), respectively, allocated to the corporate segment related to the decrease of deferred tax liabilities of our holding companies and their subsidiaries. The expense in the prior year related to a decrease of deferred tax liabilities of our holding companies and their subsidiaries.

Financial Position
The following table presents equity attributable to Unitholders at the corporate level:

(US$ Millions)	Jun. 30, 2019	Dec. 31, 2018
Accounts receivable and other	$125	$92
Cash and cash equivalents	47	65
Total assets	172	157
Debt obligations	1,380	2,159
Capital securities	1,707	2,112
Deferred tax liabilities	96	91
Accounts payable and other liabilities	1,940	1,032
Preferred equity	178	—
Non-controlling interests	17	18
Equity attributable to Unitholders	$(5,146)	$(5,255)

The corporate balance sheet includes corporate debt and capital securities from our partnership. The increase in equity attributable to Unitholders is due to repayment of our credit facilities and redemptions of Class B Junior Preferred Shares, partially offset by an increase in loans and notes payable due to Brookfield Asset Management.

As at June 30, 2019, we issued $178 million of our Class A Cumulative Redeemable Perpetual Preferred Units, Series 1 at a coupon rate of 6.5% per annum, payable quarterly in arrears.

In addition, as at June 30, 2019, we had $15 million (December 31, 2018 - $16 million) of preferred shares with a cumulative dividend rate of 5% outstanding. The preferred shares were issued by various holding entities of our partnership.

The following table provides additional information on our outstanding capital securities – corporate:

(US$ Millions)	Shares Outstanding	Cumulative Dividend Rate	Jun. 30, 2019	Dec. 31, 2018
Operating Partnership Class A Preferred Equity Units:
Series 1	24,000,000	6.25%	$568	$562
Series 2	24,000,000	6.50%	541	537
Series 3	24,000,000	6.75%	527	523
Brookfield BPY Holdings Inc. Junior Preferred Shares:
Class B Junior Preferred Shares(1)	—	7.64%	—	420
Brookfield Property Split Corp. Senior Preferred Shares:
Class A Series 1	924,390	5.25%	23	23
Class A Series 2	699,165	5.75%	13	13
Class A Series 3	909,814	5.00%	17	17
Class A Series 4	940,486	5.20%	18	17
Total capital securities - corporate			$1,707	$2,112

(1)	In the first quarter of 2019, $420 million of the Brookfield BPY Holdings Inc. Class B Junior Preferred Shares, held by Brookfield Asset Management, were redeemed.

Reconciliation of Non-IFRS Measures – Corporate

The following table reconciles Corporate net income to net income attributable to Unitholders for the three and six months ended June 30, 2019 and 2018:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2019	2018	2019	2018
Net income (loss)	$(77)	$(113)	$(214)	$169
Net income attributable to non-controlling interests	—	—	—	—
Net income (loss) attributable to Unitholders	$(77)	$(113)	$(214)	$169

The following table reconciles Corporate net income to FFO for the three and six months ended June 30, 2019 and 2018:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2019	2018	2019	2018
Net income (loss)	$(77)	$(113)	$(214)	$169
Add (deduct):
Fair value (gains) losses, net	33	1	61	(199)
Income tax expense	(61)	7	(60)	(177)
FFO	$(105)	$(104)	$(213)	$(206)

LIQUIDITY AND CAPITAL RESOURCES
The capital of our business consists of debt obligations, capital securities, preferred stock and equity. Our objective when managing this capital is to maintain an appropriate balance between holding a sufficient amount of equity capital to support our operations and reducing our weighted average cost of capital to improve our return on equity. As at June 30, 2019, capital totaled $98 billion (December 31, 2018 - $114 billion).

We attempt to maintain a level of liquidity to ensure we are able to participate in investment opportunities as they arise and to better withstand sudden adverse changes in economic circumstances. Our primary sources of liquidity include cash, undrawn committed credit facilities, construction facilities, cash flow from operating activities and access to public and private capital markets. In addition, we structure our affairs to facilitate monetization of longer-duration assets through financings and co-investor participations.

We seek to increase income from our existing properties by maintaining quality standards for our properties that promote high occupancy rates and support increases in rental rates while reducing tenant turnover and related costs, and by controlling operating expenses. Consequently, we believe our revenue, along with proceeds from financing activities and divestitures, will continue to provide the necessary funds to cover our short-term liquidity needs. However, material changes in the factors described above may adversely affect our net cash flows.

Our principal liquidity needs for the current year and for periods beyond include:

•	Recurring expenses;

•	Debt service requirements;

•	Distributions to Unitholders;

•	Capital expenditures deemed mandatory, including tenant improvements;

•	Development costs not covered under construction loans;

•	Unfunded committed capital to funds;

•	Investing activities which could include:

◦	Discretionary capital expenditures;

◦	Property acquisitions;

◦	Future developments; and

◦	Repurchase of our units.

We plan to meet these liquidity needs by accessing our group-wide liquidity of $6,206 million at June 30, 2019 as highlighted in the table below. In addition, we have the ability to supplement this liquidity through cash generated from operating activities, asset sales, co-investor interests and financing opportunities.

(US$ Millions)	Jun. 30, 2019	Dec. 31, 2018
Proportionate cash retained at subsidiaries	$1,611	$2,057
Proportionate availability under credit facilities	3,410	3,092
Proportionate availability under construction facilities	1,185	1,544
Group-wide liquidity(1)	$6,206	$6,693

(1)	This includes liquidity of investments which are not controlled and can only be obtained through distributions which the partnership does not control.

We finance our assets principally at the operating company level with asset-specific debt that generally has long maturities, few restrictive covenants and with recourse only to the asset. We endeavor to maintain prudent levels of debt and strive to ladder our principal repayments over a number of years.

The following table summarizes our secured debt obligations on investment properties by contractual maturity over the next five years and thereafter:

(US$ Millions)	Jun. 30, 2019
Remainder of 2019	$1,687
2020	5,756
2021	8,415
2022	2,851
2023	4,009
2024 and thereafter	15,232
Deferred financing costs	(254)
Secured debt obligations	$37,696
Debt to capital ratio	54.0%

We generally believe that we will be able to either extend the maturity date, repay, or refinance the debt that is scheduled to mature in 2019-2020. Currently, our debt to capital ratio is 54.0%. We are focused on decreasing our debt to capital ratio to 50% through repayment of capital securities and credit facilities with cash flows that we expect from the completion of our active development pipeline with completion dates in 2019 to 2023.

Our partnership’s operating subsidiaries are subject to limited covenants in respect of their corporate debt and are in full compliance with all such covenants at June 30, 2019. The partnership’s operating subsidiaries are also in compliance with all covenants and other capital requirements related to regulatory or contractual obligations of material consequence to our partnership.

For the three and six month periods ended June 30, 2019 and 2018, the partnership made distributions to Unitholders of $635 million (2018 - $443 million). This compares to cash flow from operating activities of $1,461 million and $779 million for each period. The partnership has a number of alternatives at its disposal to fund any difference between the cash flow from operating activities and distributions to Unitholders. The partnership is not a passive investor and typically holds positions of control or significant influence over assets in which it invests, enabling the partnership to influence distributions from those assets. The partnership will, from time to time, convert some or all of the unrealized fair value gains on investment properties to cash through asset sales, joint ventures or refinancings. The partnership may access its credit facilities in order to temporarily fund its distributions as a result of timing differences between the payments of distributions and cash receipts from its investments. Distributions made to Unitholders which exceed cash flow from operating activities in future periods may be considered to be a return of capital to Unitholders as defined in Canadian Securities Administrators’ National Policy 41-201 - Income Trusts and Indirect Offerings.

RISKS AND UNCERTAINTIES
The financial results of our business are impacted by the performance of our properties and various external factors influencing the specific sectors and geographic locations in which we operate, including: macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business.

Our property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (including the availability and costs of mortgage funds), local conditions (including an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords with competitive space and our ability to provide adequate maintenance at an economical cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether a property is producing sufficient income to service these expenses. Certain properties are subject to mortgages which require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or sale. We believe the stability and long-term nature of our contractual revenues effectively mitigates these risks.

We are affected by local, regional, national and international economic conditions and other events and occurrences that affect the markets in which we own assets. A protracted decline in economic conditions would cause downward pressure on our operating margins and asset values as a result of lower demand for space.

The majority of our properties are located in North America, Europe and Australia, with a growing presence in South America and Asia. A prolonged downturn in the economies of these regions would result in reduced demand for space and number of prospective tenants and will affect the ability of our properties to generate significant revenue. If there is an increase in operating costs resulting from inflation and other factors, we may not be able to offset such increases by increasing rents.

We are subject to risks that affect the retail environment, including unemployment, weak income growth, lack of available consumer credit, industry slowdowns and plant closures, consumer confidence, increased consumer debt, poor housing market conditions, adverse weather conditions, natural disasters and the need to pay down existing obligations. All of these factors could negatively affect consumer spending, and adversely affect the sales of our retail tenants. This could have an unfavorable effect on our operations and our ability to attract new retail tenants. In addition, our retail tenants face competition from retailers at other regional malls, outlet malls and other discount shopping centers, discount shopping clubs, catalogue companies, and through internet sales and telemarketing. Competition of these types could reduce the percentage rent payable by certain retail tenants and adversely affect our revenues and cash flows.

As owners of office and retail properties, lease rollovers also present a risk, as continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. Refer to “Lease Rollover Risk” below for further details.

For a more detailed description of the risk factors facing our business, please refer to the section entitled Item 3.D. “Key Information - Risk Factors” in our December 31, 2018 annual report on Form 20-F.

Credit Risk
Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by property type so that exposure to a business sector is lessened. Government and government agencies comprise 8.7% of our Core Office segment tenant base and, as at June 30, 2019, no one tenant comprises more than this.

The following list shows the largest tenants by leasable area in our Core Office portfolio and their respective credit ratings and exposure as at June 30, 2019:

Tenant	Primary location	Credit rating(1)	Exposure (%)(2)
Government and Government Agencies	Various	AAA/AA+	8.7%
Morgan Stanley	NY/Toronto/London	A-	2.5%
Barclays	London/Toronto/Calgary	BBB-	1.9%
CIBC World Markets(3)	Calgary/NY/Toronto	AA	1.8%
Suncor Energy Inc.	Calgary	BBB+	1.7%
Cenovus	Calgary	BB+	1.5%
Bank of Montreal	Calgary/Toronto	AA	1.5%
Deloitte	Various	Not Rated	1.4%
Bank of America | Merrill Lynch	Various	A-	1.2%
Amazon	NY/London	A-	1.2%
Total			23.4%

(1)	From Standard & Poor’s Rating Services, Moody’s Investment Services, Inc. or DBRS Limited.

(2)	Prior to considering the partnership’s interest in partially-owned properties.

(3)
CIBC World Markets leases 1.1 million square feet at 300 Madison Avenue in New York, of which they sublease 940,000 square feet to PricewaterhouseCoopers LLP and approximately 100,000 square feet to Sumitomo Corporation of America.

The following list reflects the largest tenants in our Core Retail portfolio as at June 30, 2019. The largest ten tenants in our portfolio accounted for approximately 21.3% of minimum rents, tenant recoveries and other.

Tenant	Primary Brands	Exposure (%)(1)
L Brands, Inc.	Victoria's Secret, Bath & Body Works, PINK	3.8%
Foot Locker, Inc.	Footlocker, Champs Sports, Footaction USA, House of Hoops, SIX:02	2.9%
LVMH	Louis Vuitton, Sephora	2.6%
The Gap, Inc.	Gap, Banana Republic, Old Navy, Athleta	2.4%
Forever 21 Retail, Inc.	Forever 21	2.0%
Signet Jewelers Limited	Zales, Gordon's, Kay, Jared	1.6%
Ascena Retail Group	Dress Barn, Justice, Lane Bryant, Maurices, Ann Taylor, Loft	1.5%
American Eagle Outfitters, Inc.	American Eagle Outfitters, Aerie	1.5%
Express, Inc.	Express, Express Men, Express Factory	1.5%
Abercrombie & Fitch Stores, Inc.	Abercrombie, Abercrombie & Fitch, Hollister	1.5%
Total		21.3%

(1)	Exposure is a percentage of minimum rents and tenant recoveries.

Lease Roll-over Risk
Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in re-leasing space vacated by tenants upon early lease expiry. We attempt to stagger the lease expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year. On average, approximately 8% of our Core Office and Core Retail leases mature annually up to 2023. Our Core Office and Core Retail leases has a weighted average remaining lease life of approximately 7.4 years. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by pro-actively leasing space in advance of its contractual expiry.

The following table sets out lease expiries, by square footage, for our Core Office and Core Retail portfolios at June 30, 2019, including our unconsolidated investments:

(Sq. ft. in thousands)	Current	2019	2020	2021	2022	2023	2024	2025	2026 and beyond	Total
Core Office	5,986	1,096	3,742	5,423	4,846	5,926	4,567	4,517	42,375	78,478
Total % expiring	7.6%	1.4%	4.8%	6.9%	6.2%	7.6%	5.8%	5.8%	53.9%	100.0%
Core Retail(1)	2,840	2,831	5,428	5,583	5,853	5,148	5,725	4,446	16,370	54,224
Total % expiring	5.2%	5.2%	10.0%	10.3%	10.8%	9.5%	10.6%	8.2%	30.2%	100.0%

(1)	Represents regional malls only and excludes traditional anchor and specialty leasing agreements.

Tax Risk
We are subject to income taxes in various jurisdictions, and our tax liabilities are dependent upon the distribution of income among these different jurisdictions. Our effective income tax rate is influenced by a number of factors, including changes in tax law, tax treaties, interpretation of existing laws, and our ability to sustain our reporting positions on examination. Changes in any of those factors could change our effective tax rate, which could adversely affect our profitability and results of operations.

Environmental Risk
As an owner of real property, we are subject to various federal, provincial, state and municipal laws relating to environmental matters. Such laws provide that we could be liable for the costs of removing certain hazardous substances and remediating certain hazardous locations. The failure to remove such substances or remediate such locations, if any, could adversely affect our ability to sell such real estate or to borrow using such real estate as collateral and could potentially result in claims against us. We are not aware of any material non-compliance with environmental laws at any of our properties nor are we aware of any material pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any material pending or threatened claims relating to environmental conditions at our properties.

We will continue to make the necessary capital and operating expenditures to ensure that we are compliant with environmental laws and regulations. Although there can be no assurances, we do not believe that costs relating to environmental matters will have a materially adverse effect on our business, financial condition or results of operations. However, environmental laws and regulations can change and we may become subject to more stringent environmental laws and regulations in the future, which could have an adverse effect on our business, financial condition or results of operations.

Economic Risk
Real estate is relatively illiquid. Such illiquidity may limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate.

Our commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. We are substantially protected against short-term market conditions, as most of our leases are long-term in nature with an average term of over six years.

Insurance Risk
Our insurance may not cover some potential losses or may not be obtainable at commercially reasonable rates. We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and weather catastrophe).

Interest Rate and Financing Risk
We have an on-going need to access debt markets to refinance maturing debt as it comes due. There is a risk that lenders will not refinance such maturing debt on terms and conditions acceptable to us or on any terms at all. Our strategy to stagger the maturities of our mortgage portfolio attempts to mitigate our exposure to excessive amounts of debt maturing in any one year and to maintain relationships with a large number of lenders to limit exposure to any one counterparty.

Approximately 43% of our outstanding debt obligations at June 30, 2019 are floating rate debt compared to 47% at December 31, 2018. This debt is subject to fluctuations in interest rates. A 100 basis point increase in interest rates relating to our corporate and commercial floating rate debt obligations would result in an increase in annual interest expense of approximately $225 million. A 100 basis point increase in interest rates relating to fixed rate debt obligations due within one year would result in an increase in annual interest expense of approximately $6 million upon refinancing. In addition, we have exposure to interest rates within our equity accounted investments. We have mitigated, to some extent, the exposure to interest rate fluctuations through interest rate derivative contracts. See “Derivative Financial Instruments” below in this MD&A.

At June 30, 2019, our consolidated debt to capitalization was 52% (December 31, 2018 – 56%). It is our view this level of indebtedness is conservative given the cash flow characteristics of our properties and the fair value of our assets. Based on this, we believe that all debts will be financed or repaid as they come due in the foreseeable future.

Foreign Exchange Risk
As at and for the six months ended June 30, 2019, approximately 30% of our assets and 26% of our revenues originated outside the United States and consequently are subject to foreign currency risk due to potential fluctuations in exchange rates between these currencies and the U.S. Dollar. To mitigate this risk, we attempt to maintain a natural hedged position with respect to the carrying value of assets through debt agreements denominated in local currencies and, from time to time, supplemented through the use of derivative contracts as discussed under “Derivative Financial Instruments”.

DERIVATIVE FINANCIAL INSTRUMENTS
We and our operating entities use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. We do not use derivatives for speculative purposes. We and our operating entities use the following derivative instruments to manage these risks:

•
Foreign currency forward contracts to hedge exposures to Canadian Dollar, Australian Dollar, British Pound, Euro, Chinese Yuan, Brazilian Real, Indian Rupee and South Korean Won denominated investments in foreign subsidiaries and foreign currency denominated financial assets;

•	Interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt; and

•	Interest rate caps to hedge interest rate risk on certain variable rate debt.

Interest Rate Hedging
The following table provides our outstanding derivatives that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt as of June 30, 2019 and December 31, 2018:

(US$ Millions)	Hedging item(1)	Notional	Rates	Maturity dates	Fair value
Jun. 30, 2019	Interest rate caps of US$ LIBOR debt	$6,163	2.7% - 6.0%	Jul. 2019 - Sep. 2023	$—
	Interest rate swaps of US$ LIBOR debt	2,947	1.6% - 2.7%	Feb. 2020 - Feb. 2024	(83)
	Interest rate caps of £ LIBOR debt	1,333	2.5%	Jan. 2021 - Jan. 2022	—
	Interest rate swaps of £ LIBOR debt	67	1.5%	Apr. 2020	—
	Interest rate caps of € EURIBOR debt	110	1.3%	Apr. 2021	—
	Interest rate caps of C$ LIBOR debt	183	3.0%	Oct. 2020 - Oct. 2022	—
	Cross currency swaps of C$ LIBOR Debt	600	4.30% - 4.94%	Mar. 2024	1
	Cross currency swaps of US$ LIBOR Debt	613	4.12% - 4.97%	Oct. 2021 - Jul. 2023	1
Dec. 31, 2018	Interest rate caps of US$ LIBOR debt	$8,180	2.3% - 6.0%	Jan. 2019 - Sep. 2023	$2
	Interest rate swaps of US$ LIBOR debt	1,731	1.6% - 2.8%	Feb. 2020 - May 2024	(2)
	Interest rate caps of £ LIBOR debt	486	2.0%	Apr. 2020 - Jan. 2021	—
	Interest rate swaps of £ LIBOR debt	67	1.5%	Apr. 2020	—
	Interest rate caps of € EURIBOR debt	115	1.0% - 1.3%	Apr. 2020 - Apr. 2021	—
	Interest rate caps of C$ LIBOR debt	176	3.0%	Oct. 2020 - Oct. 2022	—
	Interest rate swaps of C$ LIBOR debt	56	4.6%	Sep. 2023	—
	Interest rate swaps on forecasted fixed rate debt	100	4.0%	Jun. 2019	(114)

(1)	As of June 30, 2019, included in derivative liabilities is $83 million of fair value loss relating to settled interest rate swaps that are being amortized over the term of the associated debt.

For the three and six months ended June 30, 2019, the amount of hedge ineffectiveness recorded in earnings in connection with the our interest rate hedging activities was nil and $2 million (2018 - $17 million and $17 million).

Foreign Currency Hedging
The following table provides our outstanding derivatives that are designated as net investments of foreign subsidiaries or foreign currency cash flow hedges as of June 30, 2019 and December 31, 2018:

(US$ Millions)	Hedging item		Notional	Rates	Maturity dates	Fair value
Jun. 30, 2019	Net investment hedges		€184	€0.79/$ - €0.88/$	Aug. 2019 - Jun. 2020	$5
	Net investment hedges		£3,260	£0.70/$ - £0.85/$	Jul. 2019 - Sep. 2020	66
	Net investment hedges	A$	1,014	A$1.37/$ - A$1.45/$	Jul. 2019 - Dec. 2020	13
	Net investment hedges	C¥	435	C¥6.71/$ - C¥6.93/$	Jul. 2019 - Jun. 2020	(1)
	Net investment hedges	C$	285	C$1.29/$ - C$1.34/$	Oct. 2019 - Jun. 2020	2
	Net investment hedges	₩	1,038,405	₩1,123.60/$ - ₩1,187.00/$	Aug. 2019 - Jun. 2020	(6)
	Net investment hedges	Rs	5,607	Rs71.78/$ - Rs72.55/$	Mar. 2020 - Apr. 2020	(2)
	Net investment hedges		£77	£0.88/€ - £0.92/€	Sep. 2019 - Feb. 2020	—
	Cross currency swap on C$ LIBOR debt	C$	800	C$1.29/$ - C$1.33/$	Oct. 2021 - Jul. 2023	2
Dec. 31, 2018	Net investment hedges		€649	€0.78/$ - €0.88/$	Jan. 2019 - May 2020	$13
	Net investment hedges		£3,175	£0.70/$ - £0.79/$	Feb. 2019 - Mar. 2020	104
	Net investment hedges	A$	1,038	A$1.28/$ - A$1.42/$	Jan. 2019 - Mar. 2020	20
	Net investment hedges	C¥	2,672	C¥6.35/$ - C¥6.91/$	Jan. 2019 - Nov. 2019	6
	Net investment hedges	C$	118	C$1.29/$ - C$1.34/$	Oct. 2019 - Nov 2019	4
	Net investment hedges	R$	158	R$3.90/$ - R$4.24/$	Jan. 2019 - Jun. 2019	(9)
	Net investment hedges	₩	618,589	₩1,087.00/$ - ₩1,130.90/$	Jan. 2019 - Nov. 2019	1
	Net investment hedges	Rs	31,422	Rs67.44/$ - Rs70.39/$	Feb. 2019 - May 2019	3
	Net investment hedges		£77	£0.88/€ - £0.92/€	Jan. 2019 - Feb. 2020	(1)
	Cross currency swaps of C$ LIBOR debt	C$	800	C$1.29/$ - C$1.33/$	Oct. 2021 - Jul. 2023	(31)

For the three and six months ended June 30, 2019 and 2018, the amount of hedge ineffectiveness recorded in earnings in connection with our foreign currency hedging activities was not significant.

Other Derivatives

The following table presents details of our derivatives, not designated as hedges for accounting purposes, that have been entered into to manage financial risks as of June 30, 2019 and December 31, 2018:

(US$ Millions)	Derivative type	Notional	Rates	Maturity dates	Fair value
Jun. 30, 2019	Interest rate caps	$7,261	3.0% - 5.8%	Jul. 2019 - Jan. 2022	$—
	Interest rate swaps on forecasted fixed rate debt	1,110	2.3% - 6.1%	Nov. 2019 - Nov. 2030	(124)
	Interest rate swaps of US$ LIBOR debt	2,103	1.7% - 4.6%	Jul. 2019 - Sep. 2023	(12)
Dec. 31, 2018	Interest rate caps	$9,750	3.0% - 7.0%	Mar. 2019 - Jan. 2022	$1
	Interest rate swaps on forecasted fixed rate debt	1,660	2.3% - 6.1%	Jun. 2019 - Nov. 2030	(67)
	Interest rate swaps of US$ debt	835	2.4% - 5.8%	Jul. 2019 - Oct. 2039	(14)
	Interest rate swaps on fixed rate debt	180	4.5% - 7.3%	Feb. 2019 - Jul. 2023	2

For the three and six months ended June 30, 2019, the partnership recognized fair value losses, net of approximately $(63) million and $(93) million (2018 - gains of $14 million and $53 million), respectively, related to the settlement of certain forward starting interest rate swaps that have not been designated as hedges.

RELATED PARTIES
In the normal course of operations, the partnership enters into transactions with related parties. These transactions are recognized in the consolidated financial statements. These transactions have been measured at exchange value and are recognized in the consolidated financial statements. The immediate parent of the partnership is Brookfield Property Partners Limited. The ultimate parent of the partnership is Brookfield Asset Management. Other related parties of the partnership include Brookfield Asset Management’s subsidiaries and operating entities, certain joint ventures and associates accounted for under the equity method, as well as officers of such entities and their spouses.

We have a management agreement with our service providers, wholly-owned subsidiaries of Brookfield Asset Management. Pursuant to a Master Services Agreement, we pay a base management fee (“base management fee”), to the service providers equal to 0.5% of the total capitalization of the partnership, subject to an annual minimum of $50.0 million plus annual inflation adjustments. The amount of the equity enhancement distribution is reduced by the amount by which the base management fee is greater than $50 million per annum, plus annual inflation adjustments.

The base management fee for the three and six months ended June 30, 2019 was $23 million (2018 - $24 million) and $47 million (2018 - $48 million), respectively. The equity enhancement distribution was $3 million (2018 - nil) and $14 million (2018 - nil), respectively.

In connection with the issuance of Preferred Equity Units to QIA in the fourth quarter of 2014, Brookfield Asset Management has contingently agreed to acquire the seven-year and ten-year tranches of Preferred Equity Units from QIA for the initial issuance price plus accrued and unpaid distributions and to exchange such units for Preferred Equity Units with terms and conditions substantially similar to the twelve-year tranche to the extent that the market price of the LP Units is less than 80% of the exchange price at maturity.

The following table summarizes transactions with related parties:

(US$ Millions)	Jun. 30, 2019	Dec. 31, 2018
Balances outstanding with related parties:
Participating loan interests(1)	$317	$268
Net (payables)/receivables within equity accounted investments	(88)	(26)
Loans and notes receivable(2)	139	54
Receivables and other assets	17	50
Deposit and promissory note from Brookfield Asset Management	(1,320)	(733)
Promissory note from a fund managed by Brookfield Asset Management	(338)	—
Property-specific debt obligations	(218)	(231)
Loans and notes payable and other liabilities	(200)	(50)
Capital securities held by Brookfield Asset Management(3)	—	(420)
Preferred shares held by Brookfield Asset Management	(15)	(15)

(1)	In the second quarter of 2019, we reclassified our participating loan interest to assets held for sale.

(2)
At June 30, 2019, includes $59 million (December 31, 2018 - $54 million) receivable from Brookfield Asset Management upon the earlier of our partnership’s exercise of its option to convert its participating loan interests into direct ownership of the Australian portfolio or the maturity of the participating loan interests.

(3)	During the six months ended June 30, 2019, $420 million of the Brookfield BPY Holdings Inc. Class B Junior Preferred shares, held by Brookfield Asset Management, were redeemed .

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2019	2018	2019	2018
Transactions with related parties:
Commercial property revenue(1)	$7	$5	$13	$10
Management fee income	8	1	16	3
Participating loan interests (including fair value gains, net)	39	14	48	32
Interest expense on debt obligations	13	12	29	20
Interest on capital securities held by Brookfield Asset Management	1	19	8	38
General and administrative expense(2)	37	46	87	96
Construction costs(3)	60	136	262	225

(1)	Amounts received from Brookfield Asset Management and its subsidiaries for the rental of office premises.

(2)	Includes amounts paid to Brookfield Asset Management and its subsidiaries for management fees, management fees associated with the partnership’s private fund investments, and administrative services.

(3)	Includes amounts paid to Brookfield Asset Management and its subsidiaries for construction costs of development properties.

In the second quarter of 2019, we received $338 million under the terms of a promissory note from a fund managed by Brookfield Asset Management.

ADDITIONAL INFORMATION
CRITICAL ACCOUNTING POLICIES, ESTIMATES, AND JUDGEMENTS
ADOPTION OF ACCOUNTING STANDARDS
The partnership adopted IFRS 16 effective January 1, 2019. The partnership adopted the standard using the modified retrospective approach with no restatement of comparatives and did not record any adjustment to equity upon adoption. See additional disclosures in Note 4, Investment Properties, Note 7, Property, Plant and Equipment, Note 16, Other Non-Current Liabilities and Note 17, Accounts Payable and Other Liabilities of the Financial Statements.

The partnership adopted the Amendments to IFRS 3 effective January 1, 2019. The partnership adopted the standard prospectively. See additional disclosures in Note 3, Business Combinations and Acquisitions of the Financial Statements.

Refer to Note 2c, Summary of Significant Accounting Policies: Adoption of Accounting Standards of the Financial Statements for additional information.

USE OF ESTIMATES
The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

For further reference on accounting policies and critical judgments and estimates, see our significant accounting policies contained in Note 2, Summary of Significant Accounting Policies to the December 31, 2018 consolidated financial statements and Note 2c, Summary of Significant Accounting Policies: Adoption of Accounting Standards of the Financial Statements.

TREND INFORMATION
We will seek to increase the cash flows from our office and retail property activities through continued leasing activity as described below. In particular, we are operating below our historical office occupancy level in the United States, which provides the opportunity to expand cash flows through higher occupancy. In addition, we believe that most of our markets have favorable outlooks, which we believe also provides an opportunity for strong growth in lease rates. We do, however, still face a meaningful amount of lease rollover in 2019 and 2020, which may restrain FFO growth from this part of our portfolio in the near future. Our belief is as to the opportunities for our partnership to increase its occupancy levels, lease rates and cash flows are based on assumptions about our business and markets that management believes are reasonable in the circumstances. There can be no assurance as to growth in occupancy levels, lease rates or cash flows. See “Statement Regarding Forward-looking Statements and Use of Non-IFRS Measures”.

Transaction activity continues to be high and we are considering a number of different opportunities to acquire single assets, development sites and portfolios at attractive returns. In our continued effort to enhance returns through capital reallocation, we are also looking to divest all of, or a partial interest in, a number of mature assets to capitalize on existing market conditions.

We continue to make progress on our development pipeline, using our expertise to not only build new Class A core assets but also to reposition and redevelop existing assets in our various other sectors, particularly in retail and hospitality, where we can add value and drive higher returns.

OFF-BALANCE SHEET ARRANGEMENTS
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

CONTROLS AND PROCEDURES
INTERNAL CONTROL OVER FINANCIAL REPORTING
There have been no changes made in our internal control over financial reporting that have occurred during the six months ended June 30, 2019, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Corporate Information

CORPORATE PROFILE
Brookfield Property Partners is one of the world’s largest commercial real estate companies, with over $85 billion in total assets. We are leading owners, operators and investors in commercial property assets, with a diversified portfolio of premier office and retail assets, as well as multifamily, triple net lease, logistics, hospitality, self-storage, student housing and manufactured housing assets. Brookfield Property Partners is listed on the Nasdaq Stock Market and Toronto Stock Exchange. Further information is available at bpy.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management, a leading global alternative asset manager with over $385 billion in assets under management.

BROOKFIELD PROPERTY PARTNERS
73 Front Street, 5th Floor
Hamilton, HM 12
Bermuda
Tel: (441) 294-3309
bpy.brookfield.com

UNITHOLDERS INQUIRIES
Brookfield Property Partners welcomes inquiries from Unitholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Matt Cherry, Senior Vice President, Investor Relations and Communications at (212) 417-7488 or via e-mail at matthew.cherry@brookfield.com. Inquiries regarding financial results can be directed to Bryan Davis, Chief Financial Officer at (212) 417-7166 or via e-mail at bryan.davis@brookfield.com. Unitholder questions relating to distributions, address changes and unit certificates should be directed to the partnership’s transfer agent, AST Trust Company, as listed below.

AST TRUST COMPANY (Canada)
By mail:         P.O. Box 4229
Station A
Toronto, Ontario, M5W 0G1
Tel:         (416) 682-3860; (800) 387-0825
Fax:         (888) 249-6189
E-mail:         inquiries@astfinancial.com
Web site:        www.astfinancial.com/ca

COMMUNICATIONS
We strive to keep our Unitholders updated on our progress through a comprehensive annual report, quarterly interim reports and periodic press releases.

Brookfield Property Partners maintains a website, bpy.brookfield.com, which provides access to our published reports, press releases, statutory filings, supplementary information and unit and distribution information as well as summary information on the partnership.

We maintain an investor relations program and respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts and Unitholders to ensure that accurate information is available to investors.